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Exhibit 99.6

2013

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2013

MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)

(March 3, 2014)

General

This Management's Discussion and Analysis (MD&A) should be read in conjunction with the Consolidated Financial Statements of Talisman Energy Inc. (Talisman or the Company) for the year ended December 31, 2013. The Company's Consolidated Financial Statements and the financial data included in this MD&A have been prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Unless otherwise stated, references to production and reserves represent Talisman's working interest share (including Talisman's share of volumes of royalty interest) before deduction of royalties. Throughout this MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas to one barrel (bbl) of oil. The boe measure may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalence at the wellhead.

All comparisons are between the years ended December 31, 2013 and 2012, unless stated otherwise. All amounts presented are in US$, except where otherwise indicated. Abbreviations used in this MD&A are listed in the section "Abbreviations and Definitions".

Additional information relating to the Company, including the Company's Annual Information Form (AIF), can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company's Annual Report on Form 40-F may be found in the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) database at www.sec.gov.

Company Overview

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman's main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol TLM.

Unless the context indicates otherwise, references in this MD&A to "Talisman" or the "Company" include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of "Talisman" or the "Company" to refer to these other legal entities and partnership interests does not constitute a waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

Talisman's financial statements are prepared on a consolidated basis and include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others, and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities, with the exception of the Company's investments in Talisman Sinopec Energy UK Limited (TSEUK) and Equion Energía Limited (Equion) which are accounted for using the equity method.

Note 32 to the Consolidated Financial Statements provides segmented financial information that forms the basis for much of the following discussion and analysis. In 2013, Talisman's activities were conducted in four geographic segments for the purposes of financial reporting: North America, Southeast Asia, North Sea and Other. The North America segment includes operations and exploration activities in Canada and the US. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam, Papua New Guinea and non-operated production in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK and Norway. The Company also has non-operated production in Algeria, operations and exploration activities in Colombia, and exploration activities in the Kurdistan Region of Iraq. In 2013, the Company completed the process of exiting Poland and received government approval to transfer its interests in Sierra Leone. Furthermore, the Company is in the process of exiting Peru. For ease of reference, all of the activities in Algeria, Colombia, Peru, Poland, Sierra Leone and the Kurdistan Region of Iraq are referred to collectively as the "Other" geographic segment or "Rest of the World", expect where otherwise noted.

Adoption of New Accounting Standards

As at and for the year ended December 31, 2012, the Company proportionately consolidated its interests in TSEUK and Equion. Effective January 1, 2013, the Company adopted IFRS 11 Joint Arrangements which requires the Company to account for its investments in TSEUK and Equion using the equity method of accounting and was applied retrospectively. Accordingly, all 2012 amounts reported relating to the Company's investment in Equion have been restated to reflect this change. The Company has elected to not restate 2011 amounts reported for its investment in Equion.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013       1

As the TSEUK joint venture was formed on December 17, 2012, in conjunction with Talisman's sale of a 49% equity interest in Talisman Energy (UK) Limited (TEUK), 2012 amounts reported have been restated from December 17, 2012 onwards to reflect this change.

As a result of adopting IFRS 11 and the formation of the TSEUK joint venture in December 2012, amounts reported for 2012 are not comparable with respect to the Company's UK operations. Since December 17, 2012, Talisman's 51% interest in TSEUK is reflected in a single line item entitled "Income (loss) from joint ventures and associates, after tax", which also includes results from the Equion joint venture and results from associates.

References in this MD&A to "Consolidated Subsidiaries" are to Talisman together with its subsidiaries which are consolidated for financial reporting purposes. References to "joint ventures" are to TSEUK and Equion.

2013 Performance Highlights

•
Oil and liquids production from North America, Colombia, Southeast Asia, and Algeria was 100 mbbls/d in 2013, up 10% from 2012.

•
Announced asset sales of $2.2 billion including the sale of the Company's Montney play position in the Farrell Creek and Cypress areas of British Columbia for C$1.5 billion, and the sale of the Company's equity interest in the Ocensa pipeline in Colombia for proceeds, net of disposition costs, of approximately $590 million, as well as other minor asset sales in Canada.

•
In Vietnam, the HST / HSD oil field development came on stream in May 2013, ahead of schedule and under budget. In the fourth quarter of 2013, the field produced 14 mbbls/d of oil net to Talisman.

•
General and Administrative (G&A) expenses were 15% lower than 2012 due to the ongoing restructuring of the business.

Financial and Operating Highlights(1)(2)

(millions of $, unless otherwise stated)		2013		2012	2011

Cash provided by operating activities		1,767		2,396	2,812

Net income (loss)		(1,175)		132	776

Common share dividends		277		277	277

Preferred share dividends		8		9	–

Per share ($)

Net income (loss)(3)		(1.15)		0.12	0.76

Diluted net income (loss)(4)		(1.21)		0.01	0.38

Common share dividends		$0.27		$0.27	$0.27

Preferred share dividends	C$	1.05	C$	1.10	–

Total Production (mboe/d)(5)		373		426	426

Production from ongoing operations (mboe/d)(6)		345		364	349

Average sales price ($/boe)		52.93		57.50	65.35

Total revenue and other income		4,486		7,166	8,272

Operating costs ($/boe)		11.41		15.91	14.17

Depreciation, depletion and amortization (DD&A) expense, exploration and dry hole expense		2,271		2,955	2,617

Total exploration and development expenditures from Consolidated Subsidiaries and Joint Ventures		2,885		3,511	4,142

Total assets		19,161		19,337	24,226

Total long-term debt (including current portion)		5,239		4,442	4,895

Cash and cash equivalents, net of bank indebtedness		351		553	414

Total long-term liabilities		7,051		7,362	10,745

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

2)
2011 has not been restated for the change to equity accounting.

3)
Net income per share includes an adjustment to the numerator for after tax cumulative preferred share dividends.

4)
Diluted net income per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options and after tax cumulative preferred share dividends.

5)
Includes production from consolidated subsidiaries and joint ventures.

6)
Production from ongoing operations consists of total production less production from assets sold or held for sale.

2       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013

2013 Net Income Variances

(millions of $)

2012 net income	132

Favourable (unfavourable) variances(1):

Commodity prices(2)	215

Production volumes(2)	(2,254)

Unlifted oil	162

Royalties(2)	(238)

Other Income	25

Income from joint ventures and associates, after tax	(590)

Operating & transportation expenses	958

General and administrative (G&A) expense	76

DD&A expense	449

Impairment	1,643

Dry hole expense	149

Exploration expense	86

Finance costs	(59)

Share-based payments recovery	(112)

Gain on disposals	(1,524)

Loss on held-for-trading financial instruments	(47)

Other	11

Current taxes (including Petroleum Revenue Tax (PRT))	169

Deferred taxes (including PRT)	(426)

Total variances	(1,307)

2013 net loss	(1,175)

1)
Variances are before tax except for current and deferred taxes, unless otherwise noted.

2)
In the commentary that follows, the term "sales" refers to the net impact of commodity prices, production volumes and royalties.

The significant variances from 2012, as summarized in the net income variances table, are:

•
Higher realized prices on natural gas production, partially offset by lower realized prices on oil and liquids production in North America and Southeast Asia;

•
Reduced production volumes in the North Sea due to the sale of 49% of Talisman's UK business in December 2012, the application of equity accounting to the TSEUK joint venture, natural decline, and unplanned outages;

•
Decreased oil inventory in Vietnam, Indonesia and Algeria, partially offset by increased oil inventory in Norway and Australia;

•
Higher royalties in North America and Southeast Asia;

•
Income from joint ventures and associates, after tax was impacted by unplanned production outages, increased operating expense, higher DD&A expense, and asset impairments of $829 million pre-tax ($345 million after tax) net to Talisman in the TSEUK joint venture, partially offset by income from the Equion joint venture and the Ocensa pipeline;

•
Lower operating expenses due to the application of equity accounting to the TSEUK joint venture, partially offset by increased operating expenses in Southeast Asia;

•
Lower DD&A expense due to the application of equity accounting to the TSEUK joint venture, partially offset by increased DD&A expense in Southeast Asia and North America;

•
Net impairments of $543 million in 2013 in the North Sea compared to impairments of $1.9 billion in 2012. Due to the application of equity accounting to the TSEUK joint venture, asset impairments of $829 million pre-tax ($345 million after tax) net to Talisman in TSEUK were recorded with "Income (loss) from joint ventures and associates, after tax" on the Consolidated Statement of Income in 2013;

•
Reduced dry hole expense due to fewer unsuccessful exploration wells;

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013       3

•
Share based payments expense relating primarily to the long-term Performance Share Unit (PSU) plan, Restricted Share Unit (RSU) plan and Deferred Share Unit (DSU) plans, compared to a recovery in 2012;

•
A non-taxable gain recorded on the disposal of Talisman's UK business of $860 million, and gains recorded on the disposition of North American assets in 2012;

•
A reduction in current income tax expense primarily driven by lower revenues in the North Sea, and due to the sale of a 49% equity interest in Talisman's UK business in 2012; and

•
A reduction in deferred income tax recovery due primarily to lower impairments in the North Sea, partially offset by the sale of Talisman's equity investment in the Ocensa pipeline.

Operations Review

Results Summary

Sales of oil, liquids and natural gas in 2013 were $4.7 billion, down 31% from 2012 due primarily to the sale of 49% of Talisman's UK North Sea business in 2012, the application of equity accounting to the TSEUK joint venture, lower production in North America and the North Sea, and lower realized prices for oil and liquids. This was partially offset by increased sales of natural gas due to higher realized prices in 2013.

Oil and liquids sales decreased by $2.2 billion due to the sale of 49% of Talisman's UK North Sea business in 2012, the application of equity accounting to the TSEUK joint venture, lower production in the North Sea, and lower realized prices. This was partially offset by higher production of oil and liquids in North America and Southeast Asia. The overall realized price for oil and liquids was 9% lower in 2013, compared to 2012.

Natural gas sales increased by $59 million due primarily to higher realized prices which increased by 14% compared to 2012. This was primarily due to higher realized prices for natural gas in North America and Southeast Asia which increased by 33% and 2% respectively compared to 2012. Higher realized prices were partially offset by lower natural gas production in North America and the North Sea.

In North America, sales of oil, liquids and natural gas were $1.6 billion, an increase of 14% from 2012 due primarily to increased oil and liquids production in the Eagle Ford, and higher realized prices on natural gas, partially offset by lower natural gas production in the Marcellus. Operating expenses, transportation expense, and DD&A increased by 5% year over year.

In Southeast Asia, sales of oil, liquids and natural gas were $2.2 billion, 1% higher than 2012 due primarily to higher realized prices for natural gas, partially offset by lower realized prices for oil and liquids. Production increases from the start-up of HST / HSD in Vietnam in the second quarter, and a full year of production from Kinabalu in Malaysia were partially offset by reduced production from Kitan in Australia due to well performance. Operating expenses, transportation expense and DD&A increased by 20%.

In the North Sea, sales of oil, liquids and natural gas were $577 million, 80% lower than 2012 due primarily to the sale of 49% of Talisman's UK North Sea business in 2012, the application of equity accounting to the TSEUK joint venture, and lower production due to natural decline and unplanned outages.

In the rest of the world, sales of oil, liquids and natural gas were $230 million, 5% higher than 2012. Production increases in Colombia from the Akacias field were offset by reduced production in Algeria due to government restrictions.

4       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013

Daily Average Production(1)(2)

	Gross before royalties			Net of royalties

	2013	2012	2011	2013	2012	2011

Oil and liquids from Consolidated Subsidiaries (mbbls/d)

North America	35	27	23	27	23	19

Southeast Asia	44	42	34	24	24	17

North Sea	14	70	98	14	69	97

Other	12	12	23	6	6	13

	105	151	178	71	122	146

Oil and liquids from Joint Ventures (mbbls/d)

TSEUK	18	1	–	18	1	–

Equion	9	10	–	8	8	–

	27	11	–	26	9	–

Total Oil and liquids from Consolidated Subsidiaries and Joint Ventures (mbbls/d)	132	162	178	97	131	146

Natural gas from Consolidated Subsidiaries (mmcf/d)

North America	883	985	899	774	871	803

Southeast Asia	516	524	506	346	357	351

North Sea	7	31	52	7	31	52

Other	–	–	34	–	–	27

	1,406	1,540	1,491	1,127	1,259	1,233

Natural gas from Joint Ventures (mmcf/d)

TSEUK	2	–	–	2	–	–

Equion	43	42	–	34	33	–

	45	42	–	36	33	–

Total natural gas from Consolidated Subsidiaries and Joint Ventures (mmcf/d)	1,451	1,582	1,491	1,163	1,292	1,233

Total Daily Production from Consolidated Subsidiaries (mboe/d)

North America	182	192	173	156	168	153

Southeast Asia	130	129	119	82	84	75

North Sea	15	75	106	15	74	106

Other	12	12	28	6	6	17

	339	408	426	259	332	351

Total Daily Production From Joint Ventures (mboe/d)

TSEUK	18	1	–	18	1	–

Equion	16	17	–	14	14	–

	34	18	–	32	15	–

Total Daily production from Consolidated Subsidiaries and Joint Ventures (mboe/d)	373	426	426	291	347	351

Less production from assets sold or held for sale (mboe/d)(3)

North America	24	31	36	22	30	32

Southeast Asia	4	6	6	3	4	4

North Sea	–	25	35	–	25	34

	28	62	77	25	59	70

Total production from ongoing operations (mboe/d)	345	364	349	266	288	281

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

2)
2011 has not been restated for the change to equity accounting.

3)
Includes assets sold or held for sale through December 31, 2013 and properties for which the Company reached agreement to sell in western Canada in February 2014.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013       5

Production represents gross production before royalties, unless noted otherwise. Production identified as net is production after deducting royalties.

Production from ongoing operations decreased by 5% compared to 2012 due primarily to reduced production from the North Sea.

In North America, total production decreased by 5%, and production from ongoing operations decreased by 2% compared to 2012. Capital investment in North America continues to be prioritized towards liquids-rich opportunities, resulting in oil and liquids increasing from 14% to 19% of the overall North American production mix for 2013. Oil and liquids production increased by 30% due principally to increased development activity in the Eagle Ford, where production has grown from 9 mbbls/d to 18 mbbls/d of liquids. This was partially offset by natural decline in Canada. Natural gas production decreased by 10% due to natural declines, and reduced development activity in the Marcellus, partially offset by increased development activity in Eagle Ford.

In Southeast Asia, total production increased by 1%, and production from ongoing operations increased by 2%. Oil and liquids production, which comprised 34% of the 2013 total production mix, increased by 5% due principally to the start-up of HST / HSD in Vietnam in the second quarter, and a full year of production from Kinabalu in Malaysia. These were partially offset by reduced production from Kitan in Australia due to well performance. Natural gas production decreased by 2% due principally to planned turnarounds at PM-3 in Malaysia.

In the North Sea, including Norway and the TSEUK joint venture, total production decreased by 57% due principally to the sale of 49% of Talisman's UK North Sea business in 2012. Production in Norway declined by 38% (from 24 mboe/d to 15 mboe/d) due principally to pressure decline at Rev, which resulted in the field being shut-in in May 2013, and natural declines in Brage and Varg. In the TSEUK joint venture, production from ongoing operations decreased by 33% (from 27 mboe/d to 18 mboe/d) due principally to unplanned outages at several fields.

In the other segment, including the Equion joint venture, production was 28 mboe/d in 2013 compared to 29 mboe/d in 2012. Production in Algeria decreased due to government restrictions, and was partially offset by increased production in Colombia from the Akacias field. In Colombia, seven successful appraisal wells were drilled in Akacias and two were drilling at year end. Four wells were on long-term test production in 2013.

Volumes Produced Into (Sold Out of) Inventory(1)(2)(3)

	2013	2012	2011

Southeast Asia – bbls/d	(2,630)	920	960

North Sea – bbls/d	525	(468)	(687)

Other – bbls/d	(410)	450	400

Total produced into (sold out of) inventory – bbls/d	(2,515)	902	673

Total produced into (sold out of) inventory – mmbbls	(0.9)	0.3	0.2

Inventory at December 31 – mmbbls	1.2	2.1	1.9

1)
Gross before royalties.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

3)
2011 has not been restated for the change to equity accounting.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted. The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred. Volumes presented in the "Daily Average Production" table represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

During the year ended December 31, 2013, volumes in inventory decreased from 2.1 mmbbls to 1.2 mmbbls due principally to decreased inventories in Vietnam, Indonesia and Algeria, partially offset by increased inventories in Norway and Australia.

6       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013

Company Netbacks(1)(2)(3)

	Gross before royalties			Net of royalties

	2013	2012	2011	2013	2012	2011

Oil and liquids ($/bbl)

Sales price	94.65	103.79	107.04	94.65	103.79	107.04

Royalties	31.41	20.20	19.69	–	–	–

Transportation	1.28	1.37	1.29	1.91	1.70	1.58

Operating costs	21.84	32.33	25.72	32.69	40.15	31.49

	40.12	49.89	60.34	60.05	61.94	73.97

Natural gas ($/mcf)

Sales price	5.73	5.03	5.92	5.73	5.03	5.92

Royalties	1.41	1.20	1.24	–	–	–

Transportation	0.28	0.26	0.24	0.37	0.34	0.31

Operating costs	1.12	1.04	0.98	1.50	1.36	1.24

	2.92	2.53	3.46	3.86	3.33	4.37

Total $/boe (6mcf=1boe)

Sales price	52.93	57.50	65.35	52.93	57.50	65.35

Royalties	15.54	12.03	12.54	–	–	–

Transportation	1.56	1.48	1.39	2.20	1.87	1.72

Operating costs	11.41	15.91	14.17	15.69	20.46	17.68

	24.42	28.08	37.25	35.04	35.17	45.95

1)
Netbacks do not include pipeline operations.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

3)
2011 has not been restated for the change to equity accounting.

During 2013, the Company's average gross netback was $24.42/boe, 13% lower than 2012 due principally to lower realized prices and higher royalties, partially offset by lower operating costs. Operating costs decreased as the high unit operating cost from the UK was included in 2012, and excluded from 2013 due to the application of equity accounting to the TSEUK joint venture.

Talisman's realized net price of $52.93/boe was 8% lower than 2012, due principally to lower realized prices on oil and liquids, which were down by 9% from 2012, partially offset by higher realized prices on natural gas which increased by 14%.

The Company's realized net sale price includes the impact of physical commodity contracts, but does not include the impact of financial commodity price derivatives discussed in the "Risk Management" section of this MD&A.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013       7

Commodity Prices and Exchange Rates(1)(2)(3)

	2013	2012	2011

Oil and liquids ($/bbl)

North America	66.70	69.39	75.19

Southeast Asia	108.56	111.69	115.82

North Sea	109.69	111.84	110.75

Other	107.32	108.52	110.32

	94.65	103.79	107.04

Natural gas ($/mcf)

North America	3.49	2.63	3.93

Southeast Asia	9.44	9.28	9.30

North Sea	14.85	9.79	8.62

Other	–	–	4.22

	5.73	5.03	5.92

Company $/boe (6mcf=1boe)	52.93	57.50	65.35

Benchmark prices and foreign exchange rates

WTI ($/bbl)	97.97	94.22	95.13

Dated Brent ($/bbl)	108.66	111.61	111.27

Tapis ($/bbl)	114.46	117.03	117.11

NYMEX ($/mmbtu)	3.67	2.80	4.07

AECO (C$/gj)	3.00	2.28	3.48

C$/US$ exchange rate	1.03	1.00	0.99

UK£/US$ exchange rate	0.64	0.63	0.62

1)
2013 represents prices from consolidated subsidiaries and excludes prices from equity investees.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

3)
2011 has not been restated for the change to equity accounting.

In North America, realized oil and liquids prices decreased by 4% in 2013, consistent with movement in benchmark prices (Western Canadian Select in Canada and Louisiana Light Sweet in the United States). In Southeast Asia, and the North Sea, realized oil and liquids prices decreased by 3% and 2% respectively, consistent with decreases in Brent and Tapis crude.

Due to these reasons, and due to the application of equity accounting to the TSEUK joint venture, Talisman's overall realized oil and liquids price of $94.65/bbl, decreased by 9% compared to 2012. Realized oil and liquids prices in the North Sea in 2012 included prices from both the UK and Norway, whereas realized prices in 2013 only include Norway. As a result, the realized oil and liquids price in 2013 was more heavily weighted to North American oil and liquids prices.

In North America, realized natural gas prices increased by 33% in 2013, consistent with increases in NYMEX and AECO prices. In Southeast Asia, realized natural gas prices increased by 2%. A significant portion of natural gas pricing in Southeast Asia is linked to oil based indices. For example, Corridor gas prices averaged $10.64/mcf in 2013, where 53% of sales are referenced to Duri crude and other oil indices on an energy equivalent basis. Due to these reasons, Talisman's overall realized natural gas price of $5.73/mcf increased by 14% compared to 2012.

8       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013

Royalties(1)(2)(3)(4)

	2013		2012		2011

	Rate (%)	$ million	Rate (%)	$ million	Rate (%)	$ million

North America	16	321	14	239	13	255

Southeast Asia	39	1,413	36	1,243	40	1,236

North Sea	–	–	1	18	1	25

Other	54	270	55	267	43	402

	30	2,004	21	1,767	19	1,918

1)
Includes impact of royalties related to sales volumes.

2)
2013 represents royalties from consolidated subsidiaries and excludes royalties from equity investees.

3)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

4)
2011 has not been restated for the change to equity accounting.

The corporate royalty rate was 30%, up from 21% in 2012 due primarily to higher royalty rates in North America and Southeast Asia. Additionally, the low royalty rate from the UK was included only up to December 17, 2012 and was then excluded due to the application of equity accounting to the TSEUK joint venture.

In North America, royalty rates increased in Canada due principally to drilling credits in British Columbia which were fully utilized in the fourth quarter of 2012 and higher liquids pricing in Canada. Royalty rates were stable in the United States compared to 2013.

In Southeast Asia, royalty rates increased due primarily to new production from Kinabalu in Malaysia and HST / HSD in Vietnam, and lower capital expenditures at PM-3 in Malaysia.

In the rest of the world, royalty rates were stable compared to 2013.

Unit Operating Expenses(1)(2)(3)

	Gross before royalties			Net of royalties

($/boe)	2013	2012	2011	2013	2012	2011

North America	8.42	7.91	7.11	9.81	9.05	8.04

Southeast Asia	10.92	9.03	8.78	17.26	13.88	13.82

North Sea	55.39	49.73	33.60	55.39	50.03	33.79

Other	6.47	6.81	7.07	13.84	14.96	11.65

	11.41	15.91	14.17	15.69	20.46	17.68

1)
2013 represents unit operating expenses from consolidated subsidiaries, and excludes unit operating expenses from equity investees.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

3)
2011 has not been restated for the change to equity accounting.

Total Operating Expenses(1)(2)(3)

(millions of $)	2013	2012	2011

North America	568	564	454

Southeast Asia	532	418	372

North Sea	302	1,350	1,292

Other	30	29	72

	1,432	2,361	2,190

1)
2013 represents operating expenses from consolidated subsidiaries, and excludes operating expenses from equity investees.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

3)
2011 has not been restated for the change to equity accounting.

Total operating expenses decreased by $929 million as operating expenses of $1.0 billion from Talisman's UK business were included in 2012, and were excluded in 2013 due to the application of equity accounting to the TSEUK joint venture. These were partially offset by increased operating expenses in Southeast Asia.

In North America, total operating expenses were stable compared to 2013 where increased activity in the Eagle Ford was offset by lower Pennsylvania Impact Fees as a result of a retrospective portion which was paid in 2012. Unit operating expenses in North America increased by 6% due to lower production volumes.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013       9

In Southeast Asia, total operating expenses increased by 27% due primarily to new liquids production from HST / HSD in Vietnam, and Kinabalu in Malaysia, maintenance at PM-3 in Malaysia, and the timing of liftings. These were partially offset by reduced operating expenses in Indonesia resulting from the sale of the Company's interest in the Offshore Northwest Java PSC in May 2013. Unit operating expenses increased by 21% due primarily to higher rates on new production in Malaysia and Vietnam.

In the North Sea, total operating expenses in 2012 included the UK and Norway operations. Total operating expenses in 2013 excludes the TSEUK joint venture due to the application of equity accounting. In Norway, operating expenses were down by 16% (from $348 million to $292 million) due principally to the cessation of operational activity in the Yme field in February 2013, the timing of liftings, reduced maintenance activity at Gyda, and lower production at Rev, partially offset by increased maintenance activity at Varg. Unit operating costs in Norway increased by 41% (from $39.23/boe to $55.39/boe) due to lower production volumes.

In the rest of the world, total operating expenses were stable compared to 2012.

Unit operating expense for the Company decreased by 28% to $11.41/boe due to the reasons noted above.

Unit Depreciation, Depletion and Amortization (DD&A) Expense(1)(2)(3)

	Gross before royalties			Net of royalties

($/boe)	2013	2012	2011	2013	2012	2011

North America	18.25	16.25	13.50	21.25	18.58	15.26

Southeast Asia	10.05	9.13	7.10	15.71	14.10	11.22

North Sea	36.69	28.15	17.21	36.69	28.30	17.31

Other	6.59	6.74	11.82	12.97	17.69	20.92

	15.42	16.13	12.55	20.11	19.65	15.28

1)
2013 represents unit DD&A expense from consolidated subsidiaries, and excludes unit DD&A expense from equity investees.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

3)
2011 has not been restated for the change to equity accounting.

Total DD&A Expense(1)(2)(3)

(millions of $)	2013	2012	2011

North America	1,211	1,140	852

Southeast Asia	486	427	305

North Sea	195	774	671

Other	30	30	121

	1,922	2,371	1,949

1)
2013 represents DD&A expense from consolidated subsidiaries, and excludes DD&A expense from equity investees.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

3)
2011 has not been restated for the change to equity accounting.

Total DD&A expense decreased by $449 million as DD&A expense of $579 million from Talisman's UK business was included in 2012, and was excluded from 2013 due to the application of equity accounting to the TSEUK joint venture. This was partially offset by increased DD&A expense in North America and Southeast Asia.

DD&A expense in North America increased by 6% primarily due to increased production and higher unit rates in the Eagle Ford, partially offset by lower production in Canada and Marcellus. Unit DD&A expense increased by 12%.

In Southeast Asia, DD&A expense increased by 14%, and unit DD&A expense increased by 10%, due principally to the addition of higher DD&A rate properties from HST / HSD in Vietnam and Kinabalu in Malaysia, partially offset by reduced DD&A expense in Australia due to lower production.

In the North Sea, DD&A expense for Norway decreased by 10% (from $216 million to $195 million) due principally to lower production, partially offset by higher rates.

In the rest of the world, total DD&A expense and unit DD&A expense was stable compared to 2012.

Unit DD&A expense for the Company decreased by 4% to $15.42/boe due to the reasons noted above.

For additional information relating to DD&A, refer to the "Application of Critical Accounting Policies and Use of Estimates" section of this MD&A.

10       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013

Impairment(1)(2)

(millions of $)	2013	2012	2011

Impairment losses

North America	332	363	129

Southeast Asia	55	–	–

North Sea(3)	554	1,942	231

Other	16	284	–

	957	2,589	360

Impairment reversals

North America	–	–	–

Southeast Asia	–	–	(16)

North Sea	(11)	–	(118)

Other	–	–	–

	(11)	–	(134)

Net impairment	946	2,589	226

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

2)
2011 has not been restated for the change to equity accounting.

3)
2013 North Sea impairment expense includes a non-taxable impairment of goodwill of $185 million.

During 2013, the Company recorded an impairment expense of $332 million pre-tax ($252 million after tax) in North America. The majority of this impairment, $309 million pre-tax ($231 million after tax), was recorded in conventional properties in Canada as a result of the Company lowering its long-term natural gas price assumptions by approximately 25% over last year's assumptions and upward revisions in cost estimates.

During 2013, Kitan in Australia was impacted by well performance issues and, as a result, the Company made a downward revision of estimated recoverable reserves and recorded an impairment expense of $55 million pre-tax ($27 million after tax).

During 2013 in Norway, the Company recorded a net impairment expense of $358 million pre-tax ($79 million after tax). The impairments are primarily as a result of increased decommissioning costs on Gyda and Rev, and negative reserve revisions on Varg.

During 2013, the Company recorded a non-taxable impairment of $185 million relating to North Sea goodwill arising from the diminution of the Company's view of the value of its North Sea assets.

During 2013, the Company recorded $16 million pre-tax ($16 after tax) of impairment expense in the "Other" segment relating primarily to Sierra Leone and Peru. In 2013, the Company received government approval to transfer all of its interests in Sierra Leone, and was in the process of exiting Peru.

Dry Hole Expense(1)(2)

(millions of $)	2013	2012	2011

North America	–	22	6

Southeast Asia	60	77	127

North Sea	18	45	106

Other	11	94	2

	89	238	241

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

2)
2011 has not been restated for the change to equity accounting.

In 2013, dry hole expense principally relates to the write-off of unsuccessful exploration wells in Vietnam, Malaysia, Norway, Colombia and Sierra Leone.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013       11

Exploration Expense(1)(2)

(millions of $)	2013	2012	2011

North America	39	29	70

Southeast Asia	59	92	208

North Sea	39	46	40

Other	123	179	109

	260	346	427

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

2)
2011 has not been restated for the change to equity accounting.

Exploration expense consists of geological and geophysical costs, seismic, non-producing land lease rentals and indirect exploration expense. These costs are expensed as incurred.

In North America, exploration expense increased by $10 million relative to 2012 due principally to higher lease rental expenses in the Marcellus and more seismic data acquisition in the Montney and Duvernay.

In Southeast Asia, exploration expense decreased by $33 million relative to 2012 due principally to reduced seismic activity in Malaysia, Vietnam, and Indonesia, partially offset by higher seismic activity in Papua New Guinea.

In the North Sea, exploration expense decreased by $7 million in 2013 due to the application of equity accounting to the TSEUK joint venture, partially offset by higher license fees in Norway.

Exploration expense in the rest of the world decreased by $56 million due to primarily to the cessation of operating activity in Peru, Poland and Sierra Leone. These were partially offset by increased seismic activity in the Kurdistan Region of Iraq and Colombia.

Income (Loss) from Joint Ventures and Associates(1)(2)(3)

(millions of $)	2013	2012	2011

TSEUK	(450)	(46)	–

Equion	116	361	–

Oleoducto Central S.A. (Ocensa)	59	–	–

	(275)	315	–

1)
Includes the Company's proportionate interest in joint ventures and associates as disclosed in note 8 to the 2013 audited Consolidated Financial Statements.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

3)
2011 has not been restated for the change to equity accounting.

The 2013 loss of $450 million after tax in the TSEUK joint venture was due primarily to asset impairments of $651 million pre-tax ($277 million after tax) net to Talisman recorded in the fourth quarter of 2013 as a result of negative reserve revisions influenced by poor reservoir and asset performance, increased decommissioning cost estimates, and higher development and operating cost estimates. In addition, an asset impairment of $178 million pre-tax ($68 million after tax) net to Talisman was recorded in the first quarter of 2013 due to the failure of a well. The 2013 loss was also influenced by other factors including higher DD&A expense due to negative reserve revisions ($203 million pre-tax, $77 million after tax), lower production, and higher operating costs due to unplanned turnaround activity.

The Company's net value of investment in the TSEUK joint venture was reduced from $401 million as at September 30, 2013 to $206 million as at December 31, 2013 due primarily to the reasons noted above.

Income of $116 million after tax represents Talisman's 49% interest in the Equion joint venture in Colombia. In 2012, Talisman revalued its investment which resulted in a gain of $365 million before tax net to Talisman which was recorded in Equion.

Income of $59 million after tax from Ocensa represents Talisman's interest in a pipeline business in Colombia. In December 2013, Talisman sold its 12.152% equity interest in the Ocensa pipeline for proceeds, net of disposition costs, of approximately $590 million. Talisman retained its crude oil transportation rights in the pipeline and retained its option to transport proprietary crude and to market any unused capacity to third parties.

12       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013

Corporate and Other(1)(2)(3)

(millions of $)	2013	2012	2011

G&A expense	434	510	431

Finance costs	331	272	278

Share-based payments expense (recovery)	49	(63)	(310)

Loss on held-for-trading financial instruments	140	93	210

Gain on disposals	(100)	(1,624)	(192)

Other income	109	84	78

Other expenses, net	113	124	161

1)
2013 represents corporate and other expense from consolidated subsidiaries, and excludes corporate and other expense from equity investees.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

3)
2011 has not been restated for the change to equity accounting.

G&A expense decreased by $76 million relative to 2012 due principally to the ongoing restructuring of the business throughout 2013.

Finance costs include interest on long-term debt (including current portion), other finance charges and accretion expense relating to decommissioning liabilities, less interest capitalized. Finance costs increased by $59 million in 2013 due primarily to a reduction in capitalized interest in the North Sea due to the application of equity accounting to the TSEUK joint venture and the cessation of interest capitalization in the Yme field effective January 1, 2013 in Norway. This was partially offset by reduced accretion expense in the UK, due to the application of equity accounting to the TSEUK joint venture.

Share based payments expense in 2013 was $49 million, due principally to expenses related to the long-term Performance Share Unit (PSU) plan, Restricted Share Unit (RSU) plan and Deferred Share Unit (DSU) plans, partially offset by a recovery related to stock options.

Talisman recorded a loss on held-for-trading financial instruments of $140 million in 2013, due principally to an increase in oil and natural gas forward prices. See the "Risk Management" section of this MD&A for further details concerning the Company's financial instruments.

The 2013 gain on disposals arose largely from the sale of Talisman's 12.152% equity interest in the Ocensa pipeline in Colombia, sales of non-core assets in western Canada, and the sale of Talisman's 5.03% interest in the Offshore Northwest Java Production Sharing Contract (PSC) in Indonesia. Refer to the "Asset Disposals" section of this MD&A.

Other income of $109 million includes pipeline, processing, marketing, and investment income. Other income also includes $32 million from the sale of excess capacity of the Ocensa pipeline in Colombia which Talisman is not currently utilizing. In respect of the sale of Talisman's 12.152% equity interest in the Ocensa pipeline in December 2013, the Company retained its crude oil transportation rights and retained its option to transport proprietary crude and to market any unused capacity to third parties.

Other expense includes restructuring costs of $44 million, a foreign exchange loss of $18 million, and other miscellaneous expenses, partially offset by a recovery of $10 million related to a favourable court ruling on a drilling contract dispute.

Income Taxes(1)(2)(3)

(millions of $)	2013	2012	2011

Income (loss) before taxes	(1,322)	(272)	2,445

Less: PRT

Current	33	102	121

Deferred	5	(25)	52

Total PRT	38	77	173

	(1,360)	(349)	2,272

Income tax expense (recovery)

Current income tax	590	690	1,320

Deferred income tax	(775)	(1,171)	176

Income tax expense (recovery) (excluding PRT)	(185)	(481)	1,496

Effective income tax rate (%)	14%	138%	66%

1)
2013 represents income taxes from consolidated subsidiaries, and excludes income taxes from equity investees.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

3)
2011 has not been restated for the change to equity accounting.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013       13

The effective tax rate is expressed as a percentage of income before taxes adjusted for PRT, which is deductible in determining taxable income. The effective tax rate was impacted by pre-tax losses of $988 million in Norway where tax rates are 78%, and pre-tax losses of $634 million in North America where tax rates are between 25% and 39%, partially offset by pre-tax income of $947 million in Southeast Asia where tax rates range from 30% to 55%.

In addition to the jurisdictional mix of income, the effective tax rate in 2013 was also impacted by:

•
Not recording $221 million of tax benefit associated with book losses in the US;

•
Deferred taxes on the Company's sale of its investment in the Ocensa pipeline in Colombia;

•
Not recognizing tax benefits associated with operations in Papua New Guinea, the Kurdistan Region of Iraq, Sierra Leone, and Vietnam exploration blocks;

•
Non-taxable corporate hedging losses; and

•
Recognition of deferred tax assets related to Vietnam operations of $77 million.

The Company's 2012 effective tax rate was impacted by pre-tax losses of $1.4 billion in the North Sea where tax rates range from 62% to 78%, and pre-tax losses of $784 million in North America where tax rates are between 25% and 39%, partially offset by pre-tax income of $1.1 billion in Southeast Asia where tax rates range from 30% to 55%.

In addition to the jurisdictional mix of income, the effective tax rate in 2012 was also impacted by:

•
An $860 million gain on the sale of a 49% equity interest in TEUK which was non-taxable;

•
The Company derecognized $429 million of deferred tax assets related to the Company's US operations because of a recent history of cumulative book losses;

•
The Company recorded deferred taxes of $137 million as a result of a legislative change in the UK in 2012 which restricted tax relief for decommissioning expenditures to a 50% tax rate from the UK tax rate of 62%;

•
The Company did not recognize tax benefits associated with impairments in Peru, the Kurdistan Region of Iraq, and Poland.

The reduction of $100 million in current taxes from $690 million in 2012 to $590 million in 2013 was primarily driven by lower revenues in the North Sea, and due to the sale of a 49% equity interest in Talisman's UK business in 2012.

The deferred tax recovery of $775 million in 2013 compared to a deferred tax recovery of $1.2 billion in 2012 was due principally to lower impairments in the North Sea and the sale of Talisman's equity investment in the Ocensa pipeline. The deferred tax recovery associated with the lower impairments and gain on disposal was offset by deferred tax expense on the sale of 49% of Talisman's UK business, the revaluation of foreign exchange on tax pools denominated in a foreign currency, and the gains associated with non-core asset disposals in Canada in 2012.

Capital Expenditures(1)(2)

($ millions)	2013	2012	2011

North America	1,283	1,562	2,155

Southeast Asia	482	421	487

North Sea	381	1,149	1,205

Other	161	230	295

Exploration and development expenditure from subsidiaries(3)	2,307	3,362	4,142

Corporate, IS and Administrative	41	138	159

Acquisitions	111	160	1,319

Proceeds of dispositions(4)	(146)	(964)	(569)

Net capital expenditure for subsidiaries	2,313	2,696	5,051

TSEUK	460	24	–

Equion	118	125	–

Exploration and development expenditure from joint ventures(5)	578	149	–

Net capital expenditure for consolidated subsidiaries and joint ventures	2,891	2,845	5,051

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

2)
2011 has not been restated for the change to equity accounting.

3)
Excludes exploration expense of $260 million in 2013 (2012 – $346 million; 2011 – $427 million).

4)
Excludes proceeds, net of disposition costs, of approximately $590 million from the disposal of the Company's 12.152% equity interest in the Ocensa pipeline in Colombia in December 2013.

5)
Represents the Company's proportionate interest, excluding exploration expensed of $19 million net in 2013 (2012 – $nil; 2011 – $nil).

14       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013

North America capital expenditures were $1.3 billion in 2013, a decrease of 18% from 2012. Of this, $1.2 billion related to development activity, with the majority spent in the Eagle Ford, Marcellus, Montney and Canadian conventional programs. The remaining capital was mainly invested in appraisal drilling activities, largely in the Duvernay.

In Southeast Asia, capital expenditures of $482 million included $353 million on development, with the majority spent in Vietnam, Indonesia and Malaysia. The majority of the $129 million for exploration was spent in Vietnam, Malaysia and Papua New Guinea.

In Norway, capital expenditures of $381 million included $332 million of development, primarily related to development drilling at Varg and Gyda, the Varg gas export, and development activity at Brynhild, Brage and Veslefrikk.

In the rest of the world, capital expenditures of $161 million included $144 million of exploration drilling in Colombia, and the Kurdistan Region of Iraq.

Corporate, Information Systems, and Administrative capital expenditures of $41 million consisted primarily of computer systems, computer equipment, and leaseholder improvements in Canada.

In the TSEUK joint venture, capital expenditures of $460 million consisted primarily of development activity at Montrose, Claymore, Clyde, Tartan, and Arkwright. In the Equion joint venture, capital expenditures of $118 million were primarily for development activities.

Information related to details and funding of the planned 2014 capital expenditures program is included in the "Strategy and Outlook" section of this MD&A.

Asset Disposals

Sale of Colombian Pipeline Interest

In December 2013, Talisman sold its 12.152% equity interest in the Ocensa pipeline in Colombia for proceeds, net of disposition costs, of approximately $590 million, resulting in a pre-tax gain of $34 million. Talisman retained its crude oil transportation rights in the pipeline and retained its option to transport proprietary crude and to market any unused capacity to third parties.

North America Dispositions

Subsequent to December 31, 2013, Talisman reached an agreement to sell non-core assets in western Canada for proceeds of C$67 million.

In November 2013, Talisman completed sales of non-core assets in western Canada for proceeds of $35 million, resulting in a pre-tax loss of $3 million ($2 million after tax).

In May 2013, Talisman completed sales of non-core assets in western Canada for proceeds of $63 million, resulting in a pre-tax gain of $52 million ($39 million after tax).

In June 2012, Talisman completed sales of oil and gas producing assets in western Canada for proceeds of $437 million, resulting in a pre-tax gain of $256 million ($189 million after tax).

In March 2012, Talisman sold non-core coal assets in northeast British Columbia for cash consideration of $496 million. The carrying value of these assets was $nil and a pre-tax gain of $496 million ($372 million after tax) was recorded.

Southeast Asia Disposition

In May 2013, Talisman completed the sale of its 5.03% interest in the Offshore Northwest Java Production Sharing Contract (PSC) in Indonesia for net proceeds of $36 million, resulting in a pre-tax gain of $9 million ($3 million after tax).

Sale of 49% Equity Interest in Talisman Energy (UK) Limited (TEUK) to China Petrochemical Corporation (Sinopec)

On December 17, 2012, Talisman completed the sale of a 49% equity interest in TEUK, now renamed TSEUK, which owned substantially all of Talisman's UK assets, to Addax Petroleum UK Limited (Addax), an indirect wholly-owned subsidiary of Sinopec, for cash consideration of $1.5 billion, based on an effective date of January 1, 2012. This newly created entity was accounted for using the equity method effective December 17, 2012.

Farm-Outs

In October 2012, the Company reached agreements to farm down its working interest in the Block SL04B-10 in Sierra Leone from 80% to 30%, including a reimbursement of past costs.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013       15

In February 2012, Talisman reached an agreement with Mitsubishi to farm-out interests in nine of the Company's licences in Papua New Guinea's onshore Western Province. The agreement has been approved by all partners and government approval was obtained in July 2012. This agreement is valued at approximately $280 million and is being paid in the form of a capital carry. Following the farm-out, the Company's equity position averages 40% in these nine licences.

Acquisitions

Vietnam Acquisition

In July 2013, Talisman acquired a 55% working interest and operatorship of exploration and evaluation assets in Block 07/03 offshore Vietnam via two separate transactions with a total acquisition cost of $95 million. The block is adjacent to the Company's existing position in the Nam Con Son Basin.

Kinabalu PSC

The Company entered into a new PSC with PETRONAS, the national oil company of Malaysia, acquiring ownership of a 60% working interest in the Kinabalu PSC as well as assuming operatorship on December 26, 2012. As consideration for receipt of the PSC interest, the Company paid to PETRONAS a financial commitment in the amount of $50 million in January 2013.

Kurdistan Acquisition

In August 2012, the Company entered into an agreement with the Kurdistan Regional Government for a further investment of $50 million in the Kurdamir and Topkhana blocks.

Assets Held For Sale

In 2013, Talisman reached an agreement to sell part of its Montney acreage in northeast British Columbia for total cash consideration of C$1.5 billion. The transaction represents the sale of Talisman's Montney play position in the Farrell Creek and Cypress areas of British Columbia, and C$800 million of remaining third party capital carry. These assets have been classified as held for sale in the Consolidated Balance Sheet.

In accordance with IFRS, assets and liabilities associated with assets held for sale are aggregated and presented as current on the Consolidated Balance Sheet without restatement of comparative information. Operating results are included in the Consolidated Statement of Income until the transaction is complete. The transaction is expected to close during the first half of 2014 following receipt of regulatory approvals.

The following information relates to the assets classified as held for sale related to the Montney transaction:

Balance Sheet of Assets Held for Sale

December 31,	2013

Assets

Cash	14

Accounts receivable	12

Property, plant and equipment	644

Exploration and evaluation assets	92

Goodwill	14

Assets held for sale	776

Liabilities

Accounts payable and accrued liabilities	13

Decommissioning liabilities	9

Deferred tax liabilities	138

Liabilities associated with assets held for sale	160

16       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013

Results of Assets Held for Sale

	2013	2012

Revenue	88	65

Operating expense	(23)	(20)

DD&A expenses	(63)	(91)

Operating results before tax	2	(46)

Income tax expense (recovery)	1	(12)

Operating results (loss) after tax	1	(34)

Daily Average Production Volumes of Assets Held for Sale

	2013	2012

Oil and liquids (mbbls/d)	–	–

Natural gas (mmcf/d)	67	70

Total Daily Production (mboe/d)	11	12

Reserves at December 31

Disclosure Requirements

As a Canadian public company, Talisman is subject to the oil and gas disclosure requirements of National Instrument 51-101 (NI 51-101) of the Canadian Securities Administrators. Information regarding the pricing assumptions used in the preparation of the estimates of NI 51-101 reserves is set forth in Schedule A of Talisman's AIF dated March 3, 2014.

Talisman's gross before royalties proved and probable reserves at December 31, 2013, (including the reserves attributable to its investments in TSEUK and Equion), compiled in accordance with NI 51-101 disclosure requirements using forecast prices, are estimated as follows:

Summary of working interest reserves for Consolidated Subsidiaries on gross basis	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	NGL (mmbbls)	Total (mmboe)

Proved Developed Producing	61.4	36.4	4.8	1,124.5	1,632.6	51.3	613.3

Proved Developed Non-Producing	0.5	–	0.3	61.9	91.5	1.4	27.8

Proved Undeveloped	6.6	–	4.1	1,297.4	577.4	41.9	365.1

Proved	68.5	36.4	9.2	2,483.8	2,301.5	94.6	1,006.2

Probable	74.2	5.0	4.3	1,061.9	1,041.6	38.3	472.4

Total Proved Plus Probable Reserves for Consolidated Subsidiaries	142.7	41.4	13.5	3,545.7	3,343.1	132.9	1,478.6

Summary of working interest reserves for Joint Ventures on gross basis

Proved Developed Producing	60.2	–	–	–	76.4	1.4	74.3

Proved Developed Non-Producing	0.1	–	–	–	3.5	0.1	0.8

Proved Undeveloped	18.7	–	–	–	26.2	–	23.1

Proved	79.0	–	–	–	106.1	1.5	98.2

Probable	58.5	–	–	–	29.1	0.2	63.6

Total Proved Plus Probable Reserves for Joint Ventures	137.5	–	–	–	135.2	1.7	161.8

Total Proved Plus Probable Reserves for Consolidated Subsidiaries and Joint Ventures	280.2	41.4	13.5	3,545.7	3,478.3	134.6	1,640.4

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013       17

Reconciliation of proved and probable reserves:

Continuity of working interest reserves for Consolidated Subsidiaries on gross basis	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	NGL (mmbbls)	Total (mmboe)

At December 31, 2012(1)	155.0	39.6	12.2	3,201.3	3,709.7	116.8	1,475.4

Discoveries	–	–	–	–	–	–	–

Additions and extensions	24.9	4.6	5.1	674.8	202.7	42.9	223.8

Acquisitions	–	–	–	–	6.0	0.3	1.3

Divestment	(1.2)	–	–	–	(23.4)	(0.5)	(5.6)

Technical revisions	(8.6)	0.6	(2.2)	(65.6)	(170.1)	(17.4)	(66.9)

Economic revisions	(6.0)	0.7	0.1	(53.8)	(77.9)	0.3	(26.9)

Production	(21.4)	(4.1)	(1.7)	(211.0)	(303.9)	(9.5)	(122.5)

At December 31, 2013 for Consolidated Subsidiaries	142.7	41.4	13.5	3,545.7	3,343.1	132.9	1,478.6

Continuity of working interest reserves for Joint Ventures on gross basis

At December 31, 2012(1)	205.4	–	–	–	158.1	2.5	234.3

Discoveries	–	–	–	–	–	–	–

Additions and extensions	1.0	–	–	–	6.4	–	2.1

Acquisitions	12.5	–	–	–	2.3	–	12.9

Divestment	–	–	–	–	–	–	–

Technical revisions	(51.4)	–	–	–	(16.7)	(0.4)	(54.6)

Economic revisions	(19.8)	–	–	–	0.4	(0.2)	(19.9)

Production	(10.2)	–	–	–	(15.3)	(0.2)	(13.0)

At December 31, 2013 for Joint Ventures	137.5	–	–	–	135.2	1.7	161.8

Total at December 31, 2013 for Consolidated Subsidiaries and Joint Ventures	280.2	41.4	13.5	3,545.7	3,478.3	134.6	1,640.4

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

At the end of 2013, Talisman's proved plus probable reserves totaled 1.64 billion boe. The Company added (discoveries, additions, and extensions) approximately 225 million boe (173 million boe proved), with the major additions occurring in Marcellus (70 million boe proved plus probable) and Eagle Ford (61 million boe proved plus probable).

With respect to TSEUK, there were negative revisions of 71 million boe (20 million proved). Buchan had a reduction in field life due to operational issues. Ross and Blake had reductions in field life due to operational issues including the shared Bleoholm FPSO, while Auk and Tartan had reductions due to economic factors.

Liquidity and Capital Resources

Talisman's gross debt at December 31, 2013 was $5.2 billion ($4.9 billion, net of cash and cash equivalents and bank indebtedness), compared to $4.4 billion ($3.9 billion, net of cash and cash equivalents and bank indebtedness) at December 31, 2012.

During 2013, the Company generated $1.8 billion of cash provided by operating activities, incurred capital expenditures of $2.4 billion and acquisition expenditures of $100 million, and received proceeds of $146 million from the disposition of assets, and $590 million (net of disposition costs) from the sale of Talisman's 12.152% equity interest in the Ocensa pipeline in Colombia.

On an ongoing basis, Talisman plans to fund its capital program and acquisitions through a combination of cash on hand, cash provided by operating activities and cash proceeds from the disposition of non-core assets, and also by drawing on the Company's credit facilities, issuing commercial paper, or issuing equity, long-term notes or debentures under the Company's shelf prospectuses.

Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank credit facilities. The Company has in place facilities totaling $3.0 billion which are fully committed through 2018. At December 31, 2013, $544 million of commercial paper was outstanding and $250 million in the form of bankers' acceptances were drawn. Available borrowing capacity was $2.2 billion at December 31, 2013.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted. At December 31, 2013, demand letters of credit guaranteed by the Company totaling $1.9 billion were issued of which $1.8 billion were

18       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013

issued from uncommitted facilities. Of that total, $1.4 billion is provided as security for the costs of decommissioning obligations in the UK. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

TSEUK is required to provide letters of credit as security in relation to certain decommissioning obligations in the United Kingdom pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). At the commencement of the joint venture, Addax assumed 49% of the decommissioning obligations of TSEUK supported by an unconditional and irrevocable guarantee from Addax's parent company, Sinopec.

Of the $1.4 billion of letters of credit issued by the Company at December 31, 2013 in relation to these liabilities, $500 million (Talisman net) is under shared facilities with Addax and $900 million is under Talisman's legacy letter of credit facilities for TSEUK, backed by an unconditional and irrevocable guarantee from Addax's parent company, Sinopec, for Addax's 49% share of the obligations. During the month of January 2014, the remaining letters of credit issued under legacy facilities were replaced by letters of credit totalling $1 billion from the shared facilities of which Talisman's share is 51%. As a result of this change, as at January 31, 2014, TSEUK has $2.5 billion of demand shared facilities in place under which letters of credit of $2 billion have been issued. The Company guarantees 51% of all letters of credit issued under these shared facilities.

The Company has also granted guarantees to various beneficiaries in respect of decommissioning obligations of TSEUK.

The United Kingdom Government passed legislation in 2013 which provides for a contractual instrument, known as a Decommissioning Relief Deed, for the Government to guarantee tax relief on decommissioning costs at 50%, allowing security under DSAs to be posted on an after tax basis and reducing the amount of letters of credit required to be posted correspondingly. TSEUK has entered into a Decommissioning Relief Deed with the United Kingdom Government and will commence negotiations with counterparties to amend all DSAs accordingly. The Company expects this process to be completed during 2014.

Any changes to decommissioning estimates influence the value of letters of credit to be provided pursuant to the DSAs. In addition, the extent to which shared facility capacity is available, and the cost of that capacity, is influenced by the Company's investment grade credit rating.

The current portion of long-term debt of $882 million consists of $250 million in bankers' acceptances, $544 million in commercial paper, $50 million of 8.25% notes, and $38 million in Tangguh project financing. The classification of bankers' acceptances and commercial paper as a current liability at December 31, 2013 reflects management's intent with respect to its repayment.

Talisman manages its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company's liquidity are cash flow, including cash flow from equity accounted entities (defined in accordance with the Company's debt covenant as cash provided by operating activities before adjusting for changes in non-cash working capital, and exploration expenditure), cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio is calculated using debt (calculated by adding the gross debt and bank indebtedness, production payments and finance lease) divided by cash flow for the year.

The Company is in compliance with all of its debt covenants. The Company's principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter. For the trailing 12 month period ended December 31, 2013, the debt-to-cash flow ratio was 2.3:1.

The Company established a US commercial paper program in November 2011. The authorized amount under this program is $1 billion. The amount available under the commercial paper program is limited to the availability of backup funds under the Company's bank credit facilities. At December 31, 2013, the amount of commercial paper outstanding was $544 million and the average interest rate on outstanding commercial paper was 0.77%.

The Company has an active hedging program that will partially protect 2014 cash flow from the effect of declining oil and gas prices. See the "Risk Management" section of this MD&A for further information.

Talisman is exposed to credit risk, which is the risk that a customer or counterparty will fail to perform an obligation or settle a liability, resulting in financial loss to the Company. Talisman manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that limit transactions according to counterparty creditworthiness. The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the credit risk guidelines. Talisman's credit policy requires collateral to be obtained from counterparties considered to present a material risk of non-payment, which would include entities internally assessed as high risk or those with ratings below investment grade. Collateral received from customers at December 31, 2013 included $150 million of letters of credit. At December 31, 2013, an allowance of $10 million was recorded in respect of specifically identified doubtful accounts.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013       19

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At December 31, 2013, approximately 93% of the Company's trade accounts receivable were aged less than 90 days and the largest single counterparty exposure, accounting for 14% of the total, was with a highly rated counterparty. Concentration of credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties.

The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. The Company's policy allows it to deposit cash balances at financial institutions subject to a sliding scale limit, depending on creditworthiness. The maximum credit exposure associated with financial assets is the carrying values.

At December 31, 2013, there were 1,035,687,784 common shares outstanding, of which 4,330,914 were held in trust by the Company resulting in 1,031,356,870 common shares outstanding for accounting purposes. During 2013, Talisman declared common share dividends of $0.27 per share (2012 – $0.27 per share; 2011 – $0.27 per share) for an aggregate dividend of $277 million (2012 – $277 million; 2011 – $277 million). Subsequent to December 31, 2013, 143,725 stock options were exercised for shares and no further common shares were purchased and held in trust for the long-term PSU plan. There were 1,035,831,509 common shares outstanding at February 27, 2014, of which 4,330,914 were held in trust by the Company resulting in 1,031,500,595 common shares outstanding for accounting purposes.

At December 31, 2013, there were 8,000,000 Series 1 preferred shares outstanding. Holders of Series 1 preferred shares are entitled to receive cumulative quarterly fixed dividends of 4.2% per annum for the initial period ending December 31, 2016, if, as, and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.77%. During 2013, Talisman declared preferred share dividends of C$1.05 per share (2012 – C$1.10 per share; 2011 – C$nil) for an aggregate dividend of $8 million (2012 – $9 million; 2011 – $nil).

At December 31, 2013, there were 43,285,254 stock options, 1,980,104 cash units, 7,005,696 restricted share units (RSU), 1,932,380 deferred share units (DSU) and 12,496,313 long-term performance share units (PSU) outstanding.

On April 1, 2013, Talisman implemented the "Global Restricted Share Unit Plan for Eligible Employees of Talisman Energy Inc. and its affiliates". All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the common shares at the vest date. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as "dividend equivalent RSUs"). Typically, one third of the RSUs granted under the plan are paid on the grant anniversary date every year for the three years following the grant date. During 2013, non-executive employees were granted a total of 7,919,118 RSUs in place of stock options, cash units and PSUs.

Subsequent to December 31, 2013, 6,700 stock options were surrendered for cash, 143,725 were exercised for shares, and 1,280,271 were forfeited or expired, with 41,854,558 stock options outstanding at February 27, 2014. Subsequent to December 31, 2013, 25,250 cash units were forfeited or expired, with 1,954,854 cash units outstanding at February 27, 2014. Subsequent to December 31, 2013, 794,096 PSUs were forfeited or expired with 11,702,217 outstanding at February 27, 2014.

The Company may purchase shares on the open market to satisfy its obligation to deliver common shares to settle long-term PSUs, which are held in trust. The 2010 long-term PSU grant vested on December 31, 2012 and was settled in March 2013 based on the vesting of 90% of the PSUs granted as approved by the Board of Directors. During 2013, 100,000 common shares were purchased on the open market for $1 million. (During 2012 – 2,022,000 common shares purchased for $25 million). Between January 1 and February 27, 2014, no common shares were purchased on the open market.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector. The Company may make acquisitions, investments or dispositions, some of which may be material. In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company's liquidity and capital resources, refer to notes 20 and 23 to the 2013 audited Consolidated Financial Statements.

20       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013

Sensitivities

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors for 2014 (excluding the effect of derivative contracts) is summarized in the following table, based on a Dated Brent oil price of approximately $100/bbl, a NYMEX natural gas price of approximately $4.00/mmbtu and exchange rates of US$1=C$1 and UK£1=US$1.55.

(millions of $)	Net Income	Cash Provided by Operating Activities

Volume changes

Oil – 10,000 bbls/d	60	130

Natural gas – 60 mmcf/d	10	55

Price changes(1)

Oil – $1.00/bbl	20	25

Natural gas (North America)(2) – $0.10/mcf	15	25

Exchange rate changes

US$/C$ decreased by US$0.01	(5)	(5)

US$/UK£ increased by US$0.02	–	–

1)
The impact of price changes excludes the effect of commodity derivatives. See specific commodity derivative terms in the "Risk Management" section of this MD&A, and note 23 to the Consolidated Financial Statements.

2)
Price sensitivity on natural gas relates to North American natural gas only. The Company's exposure to changes in the natural gas prices in the UK, Norway, Vietnam and Colombia is not material. The majority of the natural gas price in Indonesia and Malaysia is based on the price of oil and, accordingly, has been included in the price sensitivity for oil except for that part which is sold at a fixed price.

Commitments and Off-Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments, decommissioning obligations, lease commitments relating to corporate offices and ocean-going vessels, firm commitments for gathering, processing and transmission services, minimum work commitments under various international agreements, other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company's decommissioning liabilities, debt repayment obligations and significant commitments can be found in notes 8, 16, 18, 19 and 24 to the 2013 audited Consolidated Financial Statements. A discussion of the Company's derivative financial instruments and commodity sales contracts can be found in the "Risk Management" section of this MD&A.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013       21

The following table includes the Company's gross long-term debt, decommissioning obligations, share-based payments, operating and finance leases, PP&E and E&E spend commitments and other expected future payment commitments as at December 31, 2013 and estimated timing of such payments:

			Payments due by period(1)(2) (millions of $)

Commitments	Recognized in balance sheet	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Gross long-term debt	Yes – Liability	5,239	882	537	426	3,394

Decommissioning liabilities(3)	Yes – Partially accrued	3,153	57	99	178	2,819

Yme removal obligation	Yes	252	121	131	–	–

Office leases	No	470	53	91	80	246

Vessel leases	No	113	88	8	8	9

Finance lease obligations	Yes – Partially accrued	79	18	33	25	3

Transportation and processing commitments(4)	No	2,135	434	469	377	855

PP&E and E&E assets(5)	No	438	268	170	–	–

Other service contracts	No	491	306	128	45	12

Share-based payments(6)	Yes – Liability	152	142	10	–	–

Total		12,522	2,369	1,676	1,139	7,338

1)
Payments exclude interest on long-term debt and payments made to settle derivative contracts.

2)
Payments denominated in foreign currencies have been translated at the December 31, 2013 exchange rate.

3)
The decommissioning liabilities represent management's probability weighted, undiscounted best estimate of the cost and timing of decommissioning obligations based on engineering estimates and in accordance with existing legislation and industry practice.

4)
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

5)
PP&E and E&E assets include drilling rig commitments to meet a portion of the Company's future drilling requirements, as well as minimum work commitments.

6)
The liability for share-based payments recognized on the balance sheet is based on the Company's year-end stock price or valued at the time of issuance based on the number of stock options, performance share units and cash units outstanding, adjusted for vesting terms. The amount included in this table includes the full value of unvested stock options and cash units. Timing of payments is based on vesting and expiry. Actual payments are dependent on the Company's stock price at the time of exercise.

The following summary of commitments summarizes Talisman's share of TSEUK and Equion commitments as at December 31, 2013.

			Payments due by period(1)(2) (millions of $)

Commitments	Recognized in balance sheet	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Office leases	No	24	2	4	4	14

Vessel leases	No	201	93	95	13	–

Transportation and processing commitments[3]	No	52	9	16	12	15

Decommissioning liabilities[4]	No	2,071	91	215	226	1,539

PP&E and E&E assets[5]	No	368	171	197	–	–

Other service contracts	No	116	81	29	6	–

Total		2,832	447	556	261	1,568

1)
Payments exclude long-term debt repayments.

2)
Payments denominated in foreign currencies have been translated at the December 31, 2013 exchange rate.

3)
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

4)
The decommissioning liabilities represent management's probability weighted, undiscounted best estimate of the cost and timing of decommissioning obligations based on engineering estimates and in accordance with existing legislation and industry practice.

5)
PP&E and E&E assets include drilling rig commitments to meet a portion of the Company's future drilling requirements, as well as minimum work commitments.

There have been no significant changes in the Company's expected future payment commitments, and the timing of those payments, since December 31, 2013.

22       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013

Transactions with Related Parties

The shareholders of TSEUK have provided an unsecured loan facility totaling $2.4 billion to TSEUK, of which Talisman is committed to $1.2 billion, for the purpose of funding capital expenditures of TSEUK. As at December 31, 2013, $1,592 million has been drawn under this facility, of which Talisman's share is $812 million. Loans under this facility bear interest at the UK interest rate swap rate plus 2.5%, and are repayable quarterly in equal installments based upon a five year repayment period calculated from the date each loan is advanced. All outstanding loans mature December 31, 2017, although the maturity date may be extended from time to time upon agreement between the shareholders and TSEUK. Prior to the maturity date, TSEUK may repay in full or in part the balance outstanding on any loan under this facility.

The Company has a loan due to Equion of $288 million (2012 – $148 million) which is unsecured, due upon demand and bears interest at LIBOR plus 0.30%.

The compensation of key management personnel, consisting of the Company's directors and executive officers, is as follows:

(millions of $)	2013	2012	2011

Short-term benefits	15	15	15

Pension and other post-employment benefits	5	6	5

Termination benefits	6	15	4

Share-based payments(1)	9	13	11

	35	49	35

1)
The amount reported represents the cost to the Company of key management's participation in share-based payment plans, as measured by the fair value that the individual received based on the value of the shares exercised in the current period.

There were no other significant transactions with related parties.

Risk Management

Talisman monitors its exposure to variations in commodity prices, interest rates and foreign exchange rates. In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates. The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts. The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 3(q) to the Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at December 31, 2013, including their respective fair values, are detailed in note 23 to the Consolidated Financial Statements.

The Company has elected not to designate as hedges for accounting purposes any commodity price derivative contracts entered into. These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income quarterly. This can potentially increase the volatility of net income.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013       23

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at December 31, 2013, none of which are designated as hedges:

Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl

Dated Brent oil index	Jan-Dec 2014	10,000	95.00/110.07

Dated Brent oil index	Jan-Dec 2014	10,000	90.00/105.22

NYMEX WTI oil index	Jan-Dec 2014	5,000	80.00/95.00

Dated Brent oil index	Apr-Jun 2014	5,000	90.00/119.70

Dated Brent oil index	Jan-Dec 2015	5,000	90.00/100.01

NYMEX WTI oil index	Jan-Dec 2015	5,000	80.00/95.02

Dated Brent oil index	Jan-Dec 2015	20,000	90.00/106.16

Fixed price swaps (Oil)	Term	bbls/d	$/bbl

Dated Brent oil index	Jan-Mar 2014	10,000	103.22

WCS swaps	Jan-Mar 2014	6,500	72.47

Dated Brent oil index	Jan-Jun 2014	10,000	103.06

Dated Brent oil index	Jul-Dec 2014	10,000	103.31

NYMEX WTI oil index	Jan-Dec 2014	2,500	91.91

Dated Brent oil index	Jan-Dec 2014	10,000	104.02

NYMEX WTI oil index	Jan-Dec 2014	10,000	94.28

Dated Brent oil index	Jan-Dec 2015	10,000	100.46

Dated Brent oil index	Jan-Dec 2015	1,000	104.00

Two-way collars (Gas)	Term	mcf/d	Floor/ceiling $/mcf

NYMEX HH LD	Jan-Dec 2014	94,936	4.21/4.71

NYMEX HH LD	Jan-Dec 2014	47,468	4.21/4.64

NYMEX HH LD	Jan-Dec 2014	47,468	4.21/4.99

NYMEX HH LD	Jan-Dec 2015	47,468	4.23/4.87

NYMEX HH LD	Jan-Dec 2015	94,936	4.21/5.06

Fixed price swaps (Gas)	Term	mcf/d	$/mcf

NYMEX HH LD	Apr-Oct 2014	47,468	4.17

NYMEX HH LD	Jan-Dec 2014	47,468	4.24

NYMEX HH LD	Jan-Dec 2014	47,468	4.25

NYMEX HH LD	Jan-Dec 2014	47,468	4.34

NYMEX HH LD	Jan-Dec 2014	47,468	4.42

NYMEX HH LD	Jan-Dec 2014	47,468	4.44

NYMEX HH LD	Jan-Dec 2014	47,468	4.29

NYMEX HH LD	Jan-Dec 2014	47,468	4.43

NYMEX HH LD	Jan-Dec 2015	47,468	4.54

NYMEX HH LD	Jan-Dec 2015	47,468	4.39

Fixed price swaps (Power)	Term	MWh	C$/MWh

Alberta Power	Jan-Dec 2014	7	74.66

Alberta Power	Jan-Dec 2015	5	73.72

Alberta Power	Jan-Dec 2016	2	73.83

Alberta Power	Jan-Dec 2017	1	74.75

Alberta Power	Jan-Dec 2018	1	74.75

Subsequent to December 31, 2013, the Company entered into a Dated Brent swap for 2015 of 9,000 bbls/d for $100.59/bbl, a NYMEX HH swap for 2015 of 47,468 mcf/d for $4.39/mcf and a NYMEX HH swap for 2015 of 18,987 mcf/d for $4.48/mcf.

24       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013

Further details of contracts outstanding are presented in note 23 to the Consolidated Financial Statements.

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside of North America and the North Sea, Talisman has entered into or is a party to a number of long-term sales contracts.

The majority of Talisman's natural gas production from the Corridor Block in Indonesia is currently sold under long-term sales agreements with PT Chevron Pacific Indonesia (Chevron), Gas Supply Pte. Ltd. (GSPL) and PT Perusahaan Gas Negara (Persero), Tbk (PGN). Under the sales agreement with Chevron, which is currently due to expire in 2021, delivered gas sales are priced at approximately 76% of the equivalent value of the Indonesian Crude Price for Duri crude oil. The minimum volume commitment under the agreement with Chevron is approximately 280 bcf over its remaining eight-year life.

Under the sales agreement with GSPL delivered gas sales to Singapore from the Corridor Block are referenced to the spot price of high sulphur fuel oil in Singapore. The minimum volume commitment is approximately 190 bcf over the remaining ten-year life of the contract. Sales from the Corridor Block to PGN for their markets in West Java (and potentially Sumatra) are sold under a long-term contract with no associated transportation costs. The minimum volume commitment is approximately 466 bcf over the remaining ten-year life of the contract.

The balance of the gas production from the Corridor Block is sold under gas sales contracts which vary in length from two to six years and are generally at fixed prices with fixed annual escalation. Of these, there is the potential for prices to be increased under two contracts with PGN and this is currently under discussion with the buyer and the Indonesian regulator – SKKMIGAS.

At Jambi Merang, the majority of gas production is sold under long-term agreements which contain fixed prices with fixed annual escalation and are in place until the current termination date of the PSC, which is February 2019.

The Company is subject to volume delivery requirements for approximately 90-100 mmcf/d at a price that is referenced to the spot price of high sulphur fuel oil in Singapore in relation to a long-term sales contract in Malaysia, currently scheduled to end in 2018. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount for the equivalent volume of unexcused shortage that was not delivered in the prior year.

Currently, the Company anticipates having sufficient production to meet all of these future delivery requirements.

Interest Rate Swap

In order to swap a portion of the $375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013       25

Summary of Quarterly Results

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

		Three months ended

(millions of $, unless otherwise stated)	Annual	Dec. 31	Sep. 30	Jun. 30	Mar. 31

2013

Total revenue and other income(1)	4,486	929	1,244	1,190	1,123

Net income (loss)	(1,175)	(1,005)	(54)	97	(213)

Per common share ($)

Net income (loss)(2)	(1.15)	(0.98)	(0.05)	0.09	(0.21)

Diluted net income (loss)(3)	(1.21)	(0.98)	(0.08)	0.06	(0.21)

Daily average production from Consolidated Subsidiaries and Joint Ventures

Oil and liquids (mbbls/d)(4)	132	137	134	126	129

Natural gas (mmcf/d)	1,451	1,505	1,423	1,414	1,461

Total (mboe/d)	373	387	371	361	372

Less assets sold or held for sale (mboe/d)(6)	28	28	25	28	32

Total production from ongoing operations (mboe/d)	345	359	346	333	340

2012(5)

Total revenue and other income(1)	7,166	1,663	1,647	1,800	2,056

Net income (loss)	132	376	(731)	196	291

Per common share ($)

Net income (loss)(2)	0.12	0.37	(0.71)	0.19	0.28

Diluted net income (loss)(3)	0.01	0.31	(0.71)	0.14	0.24

Daily average production from Consolidated Subsidiaries and Joint Ventures

Oil and liquids (mbbls/d)(4)	162	143	159	161	187

Natural gas (mmcf/d)	1,582	1,498	1,533	1,642	1,652

Total (mboe/d)	426	392	415	435	462

Less assets sold or held for sale (mboe/d)(6)	62	49	59	65	73

Total production from ongoing operations (mboe/d)	364	343	356	370	389

1)
Includes other income and income from joint ventures and associates, after tax.

2)
Net income (loss) per share includes an adjustment to the numerator for after tax cumulative preferred share dividends.

3)
Diluted net income (loss) per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options and after tax cumulative preferred share dividends.

4)
Excludes oil volumes sold out of inventory, for the year ended December 31, 2013 of 2,515 bbls/d, and includes oil volumes produced into inventory, for the year ended December 31, 2012 of 902 bbls/d.

5)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

6)
Includes assets sold or held for sale through December 31, 2013 and properties for which the Company reached agreement to sell in western Canada in February 2014.

During the three-month period ended December 31, 2013, total revenue and other income decreased by $734 million over the same period in 2012 due principally to lower production in the North Sea due to the sale of 49% of the UK business, and asset impairments of $651 million pre-tax ($277 million after tax) net to Talisman recorded in the TSEUK joint venture, partially offset by increased production in North America and Southeast Asia.

Net income of $376 million for the three-month period ended December 31, 2012 decreased to a net loss of $1.0 billion in the three-month period ended December 31, 2013 due principally to asset impairments of $946 million recorded in 2013, and a gain recorded on the sale of 49% of Talisman's UK business in 2012.

Also, during the three-month period ended December 31, 2013, the Company:

•
Recorded total production of 387 mboe/d, down 1% from the same period in 2012. Production from ongoing operations was 359 mboe/d, an increase of 5% from the same period in 2012;

•
Reached an agreement to sell part of its Montney acreage in northeast British Columbia for total cash consideration of C$1.5 billion;

26       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013

•
Sold its 12.152% equity interest in the Ocensa pipeline in Colombia for proceeds, net of disposition cost, of approximately $590 million;

•
Recognized $761 million in asset impairment charges in Canada, Australia and Norway due principally to lower long-term natural gas price assumptions, downward reserve revisions, and revised decommissioning cost estimates; and

•
Recorded a non-taxable impairment of $185 million relating to North Sea goodwill arising from the diminution of the Company's view of the value of its North Sea assets.

Strategy and Outlook

Talisman's objective is to create long-term sustainable value for its shareholders. To achieve this, Talisman is focusing on its best assets in North America, Colombia, Southeast Asia, and Algeria, and has set four key priorities:

•
Living within the Company's means;

•
Focusing Talisman's capital program on near-term, higher margin liquids production;

•
Improving operational performance by conducting all parts of the business safer, better, faster and at lower cost; and

•
Unlocking net asset value, primarily through the disposition or dilution of capital-intensive, long-dated and non-core assets.

Talisman's North America portfolio provides a platform for production and cash flow growth. Talisman's business in Colombia provides opportunities for near-term oil production growth. Southeast Asia consists of Indonesia, Malaysia, Vietnam, Papua New Guinea, and Australia/Timor-Leste. The region is characterized by long-life assets and high netbacks as much of the region's production is linked to oil prices. In addition, Talisman continues to explore a significant oil discovery in the Kurdistan region of Iraq, where it is reviewing all options to most effectively realize and deliver value. Production from North America, Colombia, Southeast Asia, and Algeria represented approximately 90% of Talisman's total production at year-end 2013.

In parallel, with a focus on growing high margin production, and in support of the Company's goal of disciplined capital investment and margin growth, Talisman has curtailed its investment in long-dated exploration, exited or is in the process of exiting several countries, diluted a legacy position in the North Sea, reduced exploration and development and G&A expenditures and completed various dispositions.

In 2014, Talisman plans to continue pursuing its four key priorities, focusing on growing higher margin production in North America, Colombia, Southeast Asia, and Algeria. The Company plans to further streamline and focus its portfolio while maintaining a strong balance sheet through the divestment of approximately $2 billion additional assets during the next 12-18 months.

In 2014, Talisman plans to spend approximately $3.2 billion on exploration and development activities. The Company has some flexibility to adjust its spending to pursue opportunities and respond to a changing economic outlook. See below for a geographic breakdown of spending on exploration and development activities across the Company's operating regions, expressed as a percentage. The percentages are approximate and are subject to change.

Area

North America	39%
Colombia	9%
Southeast Asia and Algeria	23%
Rest of the World and Corporate[1]	28%

1)
Includes the North Sea, and the Kurdistan Region of Iraq

•
Production from ongoing operations for 2014 is expected to be between 350-365 mboe/d, compared to 345 mboe/d in 2013.

•
Liquids production growth from ongoing operations is expected to be 14%-19% from North America, Colombia, Southeast Asia, and Algeria from 97 mbbls/d in 2013 to between 111-115 mbbls/d in 2014.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act).

Management, including the Company's Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Talisman utilizes the original Internal Control -Integrated Framework (1992) issued by COSO to design and evaluate its internal control over financial reporting.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013       27

Based on management's assessment as at December 31, 2013, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.

There have been no changes in Talisman's internal control over financial reporting during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Talisman's disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is (a) accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure; and (b) reported within the time periods specified in the rules and forms of the SEC and the Canadian Securities Administrators.

Legal Proceedings

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not expected to have a material impact on the Company's financial position.

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York state area. The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General's own initiative. Subpoenas have been issued to a number of companies, including Talisman. The Company has been cooperating with the New York Attorney General in the investigation. No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

Application of Critical Accounting Policies and Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates and judgment. Actual results could differ materially from those estimates. A summary of significant accounting policies adopted by Talisman can be found in note 3 to the Consolidated Financial Statements. In assisting the Company's Audit Committee to fulfil its financial statement oversight role, management regularly meets with the Committee to review the Company's significant accounting policies, estimates and any significant changes thereto, including those discussed below.

Management believes the most critical accounting policies, including judgments in their application, which may have an impact on the Company's financial results, relate to the accounting for PP&E, E&E assets, impairments, income taxes, decommissioning liabilities, the recognition of assets acquired and liabilities assumed upon a business combination and goodwill. The rate at which the Company's assets are depleted, depreciated or otherwise written off and the decommissioning liabilities provided for, with the associated accretion expensed to the income statement, are subject to a number of estimates about future events, many of which are beyond management's control. Reserves recognition is central to much of an oil and gas company's accounting, as described below.

28       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013

Reserves Recognition

Underpinning Talisman's estimates and judgments regarding oil and gas assets and goodwill are its oil and gas reserves. Detailed rules and industry practice, to which Talisman adheres, have been developed to provide uniform reserves recognition criteria. However, the process of estimating oil and gas reserves is inherently judgmental. There are two principal sources of uncertainty: technical and commercial. Technical reserves estimates are made using available geological and reservoir data as well as production performance data. As new data becomes available, including actual reservoir performance, reserves estimates may change. Reserves can also be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will be ultimately produced.

Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized, they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being annual average commodity prices determined by the prices in effect on the first day of each month with a cost profile based on current operations (SEC requirements) or forecast prices and cost assumptions (NI 51-101 requirements). Any anticipated changes in conditions must have reasonable certainty of occurrence. In particular, in international operations, consideration includes the status of field development planning and gas sales contracts. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally profitable production, typically experienced in the later years of a field's life cycle, may be added to reserves or, conversely, may no longer qualify for reserves recognition.

The Company's reserves and revisions to those reserves, although not separately reported on the Company's balance sheet or statement of income, impact the Company's reported assets, liabilities and net income through the DD&A of the Company's PP&E, impairments and the provision for decommissioning liabilities.

The Reserves Committee of Talisman's Board of Directors reviews the Company's reserves booking process and related public disclosures and the report of the internal qualified reserves evaluator (IQRE). The primary responsibilities of the Reserves Committee include, among other things, reviewing the Company's reserves booking process and recommending to the Board of Directors the Company's annual disclosure of reserves data and other oil and gas information contained in the Company's AIF. The IQRE reports the Company's annual reserves data to the Reserves Committee and delivers a regulatory certificate regarding proved and probable reserves and their related future net revenue, disclosed pursuant to NI 51-101 requirements.

Depreciation, Depletion and Amortization Expense (DD&A)

A significant portion of the Company's PP&E is amortized based on the unit of production method with other assets being depreciated on a straight-line basis over their expected useful lives. The unit of production method attempts to amortize the asset's cost over its proved oil and gas reserves base. Accordingly, revisions to reserves or changes to management's view as to the operational lifespan of an asset will impact the Company's future DD&A expense. Depletion and depreciation rates are updated in each reporting period that a significant change in circumstances, including reserves revisions, occurs.

Exploration and Evaluation (E&E) Assets

Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and/or related project. All such carried costs are subject to technical, commercial and management review at each reporting date to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is tested for potential impairment and then transferred to PP&E. If a project no longer meets these criteria, it is tested for impairment and transferred back from PP&E to E&E assets.

Undeveloped land costs are classified initially as E&E assets and transferred to PP&E as proved reserves are assigned. E&E assets are not subject to DD&A.

Impairment of Assets

The Company tests PP&E and E&E assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable; for example, changes in assumptions relating to future prices, future costs, reserves and contingent resources. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets, known as a cash-generating unit (CGU). If any such indication of impairment exists, an estimate of the CGU's recoverable amount is made. A CGU's recoverable amount is the higher of its fair value less costs to sell and its value in use. These assessments require the use of estimates and assumptions regarding production volumes, discount rates, long-term commodity prices, reserve quantities, operating costs, royalty rates, future capital cost estimates, foreign exchange rates, income taxes and life of field. In addition, the Company will consider market data related to recent transactions for similar assets. In determining the fair value of the Company's investment in shale properties the Company considers a variety of valuation metrics from recent comparable transactions in the market. These

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013       29

metrics include price per flowing barrel of oil equivalent, undeveloped land values per acre held, and midstream asset valuations based on expected volumes, tariffs and earnings multiples. E&E assets are also tested for impairment when transferred to PP&E.

A previously recognized impairment loss is reversed only if there has been a change in the estimates or assumptions used to determine the CGU's recoverable amount since the impairment loss was recognized. If that is the case, the carrying amount of the CGU is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the CGU in prior periods. Such a reversal is recognized in net income, following which the depreciation charge is adjusted in future periods to allocate the CGU's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

In estimating the possible impairment to PP&E, management estimates fair value based on market information, which consists of offers to purchase the asset or comparable assets, independent market surveys and values derived from exchange-quoted prices. Where reliable market information is not available, the recoverable amount was determined using cash flow projections that were based on a long-term view of commodity prices and a post-tax discount rate of 10%.

Goodwill Impairments

Goodwill represents the excess of the consideration transferred over the fair value of the identifiable assets acquired and liabilities assumed in a business combination. Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. The impairment test requires that goodwill be allocated to CGUs, which Talisman has determined by aggregating locations having similar economic characteristics and/or which are in similar geographic locations, and which correspond with the operating segments, except for locations within the Other segment, which are allocated to the relevant countries. Impairment is determined for goodwill by assessing the recoverable amount (based on fair value less costs to sell) of each segment to which the goodwill relates. Where the recoverable amount of the segment is less than the carrying amount, an impairment loss is recognized. Goodwill impairment losses cannot be reversed.

Goodwill was assessed for impairment as at December 31, 2013 using fair value less costs to sell. Fair value less costs to sell was estimated for each CGU, with allocated goodwill, based on the assumptions used in the asset impairment test.

Impairment of Investments

The Company assesses investments for impairment whenever changes in circumstances or events indicate that the carrying value may not be recoverable. If such impairment indicators exist, the carrying amount of the investment is compared to its recoverable amount. The recoverable amount is the higher of the investment's fair value less costs to sell and its value in use. The investment is written down to its recoverable amount when its carrying amount exceeds the recoverable amount.

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred at acquisition date fair value. When the Company acquires a business, it assesses the assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. The Company allocates the purchase price to identifiable assets and liabilities based on their fair value. In many cases, the determination of fair value requires management to make certain assumptions and estimates regarding future events. Typically in determining fair value, management develops a number of possible future cash flow scenarios to which probabilities are judgmentally assigned. The acquired assets and liabilities may span multiple geographical segments and may be amortized at different rates, or not at all as in the case of goodwill or, initially, for acquired probable reserves.

Transaction costs include stamp duty, consulting fees (e.g. legal, accounting and valuation fees) and other integration costs and are expensed as incurred.

Decommissioning Liabilities

Decommissioning liabilities are measured based on the estimated cost of abandonment discounted to its net present value using a weighted average credit-adjusted risk free rate. At December 31, 2013, the net present value of the Company's decommissioning liability was $1.8 billion (2012 – $1.6 billion) and is recorded as a liability on the Company's balance sheet.

At December 31, 2013, the estimated undiscounted decommissioning liabilities associated with oil and gas properties and facilities were $3.2 billion (2012 – $2.4 billion). The majority of the payments to settle this provision will occur over a period of 35 years and will be funded from the general resources of the Company as they arise. The provision for the costs of decommissioning production facilities and pipelines at the end of their economic lives has been estimated using existing technology, at current prices or long-term assumptions and based upon the expected timing of the activity. The provision has been discounted using a weighted average credit-adjusted risk free rate of 3.8% (2012 – 2.5%), which excludes the impact of inflation.

While the provision is based on the best estimate of future costs and the economic lives of the facilities and pipelines, there is uncertainty regarding both the amount and timing of incurring these costs. As an indication of possible future changes in estimated decommissioning liabilities, if all of the Company's decommissioning obligations could be deferred by one year, the net present value of the liabilities would decrease by approximately $65 million.

30       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013

Income Taxes

Current tax is based on estimated taxable income and tax rates, which are determined pursuant to the tax laws that are enacted or substantively enacted at the balance sheet date.

Deferred tax is determined using the liability method. Under the liability method, deferred tax is calculated based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes. Deferred tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted. The Company recognizes in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. The Company estimates the amount to be recorded by weighting all possible outcomes by their associated probabilities.

Deferred tax assets and liabilities are offset only when a legally enforceable right of offset exists and the deferred tax assets and liabilities arose in the same tax jurisdiction and relate to the same taxable entity. The Company assesses the available positive and negative evidence of both an objective and subjective nature to estimate if sufficient future taxable income will be generated to realize the existing deferred tax assets.

The determination of the income tax provision is an inherently complex process, requiring management to interpret continually changing regulations and to make certain judgments. Issues in dispute for audited years and audits for subsequent years are ongoing and in various stages of completion in the jurisdictions in which the Company operates around the world. As a consequence, the balance in unrecognized tax benefits can be expected to fluctuate from period to period. It is reasonably possible that such changes could be significant when compared with the Company's total unrecognized tax benefits. However, the amount of change cannot be quantified.

Foreign Exchange Accounting

Talisman's worldwide operations expose the Company to transactions denominated in a number of different currencies, which are required to be translated into one currency for financial statement reporting purposes. Talisman's foreign currency translation policy, as detailed in note 3(o) to the Consolidated Financial Statements, is designed to reflect the economic exposure of the Company's operations to the various currencies. The Company's functional currency is US$, a reflection of Talisman's overall exposure to US$ denominated transactions, assets and liabilities; oil prices are largely denominated in US$ as is much of the Company's corporate debt and international capital spending and operating costs.

The foreign operations are translated as follows: monetary assets and liabilities at exchange rates in effect at the balance sheet date, non-monetary assets and liabilities at rates in effect on the dates the assets were acquired or liabilities were assumed, and revenues and expenses at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

Production Sharing Contract (PSC) Arrangements

A significant portion of the Company's operations outside North America and the North Sea are governed by PSCs. Under PSCs, Talisman, along with other working interest holders, typically bears all risk and costs for exploration, development and production. In return, if exploration is successful, Talisman recovers the sum of its investment and operating costs (cost oil) from a percentage of the production and sale of the associated hydrocarbons. Talisman is also entitled to receive a share of the production in excess of cost oil (profit oil). The sharing of profit oil varies between the working interest holders and the government from contract to contract. The cost oil, together with the Company's share of profit oil, represents Talisman's hydrocarbon entitlement (working interest less royalties). Talisman records gross production, sales and reserves based on its working interest ownership with sales disclosed net of royalties. In addition, certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income tax payments are to be withheld from the Company and paid to the government out of the respective national oil company's entitlement share of production. The Company includes such amounts in income tax expense at the statutory tax rate in effect at the time of production.

The amount of cost oil required to recover Talisman's investment and costs in a PSC is dependent on commodity prices and, consequently, Talisman's share of profit oil is also impacted. Accordingly, the amount of royalty paid by Talisman over the term of a PSC and the corresponding net after royalty reserves booked by the Company are dependent on the amount of initial investment and past costs yet to be recovered and anticipated future costs, commodity prices and production. As a result, when year-end prices increase, the amount of net reserves after royalty the Company books may decrease and vice versa.

Risk Management

The Company enters into derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. As detailed in Talisman's financial instruments accounting policy described in note 3(q) to the Consolidated Financial Statements, derivative instruments are recorded at fair value on the Consolidated Balance

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013       31

Sheets. Gains or losses on financial instruments are recognized as hedging gains or losses or held-for-trading gains or losses in net income. Fair values are determined based on third party market information and are subject to a degree of uncertainty. Estimates of fair value are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk. Cash settlement of derivative financial instruments may vary from fair value estimates, depending on the underlying market prices at the date of settlement.

Accounting Changes

a)    Accounting Policies Adopted on January 1, 2013

The Company adopted the following new standards and interpretations effective as of January 1, 2013:

Joint Arrangements, Consolidation, Associates and Disclosures

•
IFRS 10 Consolidated Financial Statements – establishes the accounting principles for consolidated financial statements when one entity controls other entities and replaces IAS 27 Consolidated and Separate Financial Statements and the related provisions of SIC-12 Consolidation – Special Purpose Entities. This standard established a new control model that applies to all entities. This standard did not have a significant impact on Talisman's financial results as all subsidiaries are wholly-owned. The trusts holding common shares, to settle the Company's obligation arising from its long-term performance share unit plan, are consolidated since they are special purpose entities controlled by the Company and all other results are from joint operations;

•
IFRS 11 Joint Arrangements – establishes the accounting principles for parties to a joint arrangement and replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities: Non-Monetary Contributions by Venturers. This standard requires a party to assess its rights and obligations from the arrangement in order to determine whether a joint arrangement represents a joint venture or a joint operation. As at December 31, 2012, the Company proportionately consolidated all its interest in joint arrangements. Upon adoption of this standard on January 1, 2013, the Company accounted for its investments in Talisman Sinopec Energy UK Limited (TSEUK) and Equion Energía Limited (Equion) using the equity method of accounting and retrospectively restated the 2012 results and financial position. The Company has elected not to restate the 2011 results in accordance with the respective transitional provisions of the new and amended standards. Refer to note 4 to the Consolidated Financial Statements;

•
IFRS 12 Disclosure of Interests in Other Entities – establishes comprehensive disclosure requirements for subsidiaries, joint arrangements, associates, and unconsolidated structured entities and replaces existing disclosures in related standards. The Company has provided the additional disclosures in notes 8 and 33 to the Consolidated Financial Statements;

•
IAS 27 Separate Financial Statements – establishes the accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when an entity prepares separate financial statements and replaces the current IAS 27 Consolidated and Separate Financial Statements as the consolidation guidance is included in IFRS 10 Consolidated Financial Statements. The adoption of this standard did not have an impact on Talisman's Consolidated Financial Statements; and

•
IAS 28 Investments in Associates and Joint Ventures – establishes the accounting for investments in associates and defines how the equity method is applied when accounting for associates and joint ventures. The adoption of this standard was applied to the Company's investments in the TSEUK and Equion joint ventures and associates as described in note 8 to the Consolidated Financial Statements.

Employee Benefits

•
IAS 19 Employee Benefits (revised) – IAS 19 provides the accounting and disclosure requirements by employers for employee benefits. The amendments require the recognition of changes in defined benefit obligations and fair value of plan assets when they occur, eliminating the "corridor approach", and accelerates the recognition of past service costs. In order for the net defined benefit liability or asset to reflect the full value of the plan deficit or surplus, all actuarial gains and losses are to be recognized immediately through other comprehensive income (OCI). In addition, entities will be required to calculate net interest on the net defined benefit liability or asset using the same discount rate used to measure the defined benefit obligation. The amendments also enhance financial statement disclosures. The amended standard requires retrospective application. The adoption of this standard did not have a material impact on the Company's Consolidated Financial Statements.

Presentation of Items of Other Comprehensive Income

•
IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1. The amendments to IAS 1 improve the quality of the presentation of OCI. The amendments require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendment affected presentation only and had no impact on the Company's financial position or performance.

32       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013

Offsetting Financial Assets and Financial Liabilities

•
IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7. These amendments to IFRS 7 introduce new disclosure requirements about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity's financial position. The disclosures will provide users with information that may be useful in evaluating the effect of any netting arrangements in an entity's financial position. The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. As the Company is not netting any significant amounts related to financial instruments in accordance with IAS 32 and does not have significant offsetting arrangements, the amendment does not have a significant impact on the Company.

Fair Value Measurement

•
IFRS 13 Fair Value Measurement – establishes a single framework for fair value measurement and disclosures when fair value is required or permitted under IFRS. Adoption of the standard did not require adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013. This standard had no material impact on the Company's financial position or performance.

b)    Accounting Standards and Interpretations Issued but Not Yet Effective

The following pronouncements from the IASB are applicable to Talisman and will become effective for future reporting periods, but have not yet been adopted. The Company intends to adopt these standards, if applicable, when they become effective on, or after, January 1, 2014:

•
IAS 32 Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32, Financial Instruments Presentation. The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending agreements. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014 and require retrospective application. As the Company is not netting any significant amounts related to financial instruments and does not have any significant offsetting arrangements, the amendment is not expected to have a significant impact on the Company.

•
IAS 36 Impairment of Assets – Amendments to IAS 36. The amended standard requires entities to disclose the recoverable amount of an impaired Cash Generating Unit (CGU). The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014 and require retrospective application. This standard is not expected to have an impact on the Company's financial position or performance.

•
IFRIC 21 Levies – Interpretation of IAS 37 Provisions, contingent liabilities and assets. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. The interpretation clarifies that the obligation that gives rise to the liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company is currently evaluating the impact of this standard.

Regulatory Development

Dodd-Frank Act

In 2010, the US Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act or the Act) was signed into law. The Dodd-Frank Act provides for numerous new substantive requirements in areas such as the disclosure of payments made to foreign governments, rules regarding the use of credit ratings, and corporate governance and executive compensation reforms, among others, some of which apply to Talisman as a foreign private issuer. Talisman will continue to assess the effect on the Company of the Dodd-Frank Act and related rules. The SEC has yet to issue the rules relating to pay-for-performance, pay parity, hedging and executive compensation clawbacks.

In August 2012, the SEC adopted rules to implement Section 1504 of the Dodd-Frank Act, requiring resource extraction issuers to disclose payments made to the US federal government or a foreign government (including a department, agent or instrumentality of a foreign government or a company owned by a foreign government) in their annual reports. On July 2, 2013, the US District Court for the District of Colombia vacated these rules, meaning that the rules are no longer in effect. As at February 27 2014, the SEC had not issued new or revised rules in response to the Court's ruling.

Risk Factors

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the important risks and other matters that could cause actual results of Talisman to differ materially from those presented and that could affect the trading price of the Company's outstanding securities. The risks described below may not be the only risks

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013       33

Talisman faces, as Talisman's business and operations may also be subject to risks that Talisman does not yet know of, or that Talisman currently believes are immaterial. If any of the events or circumstances described below actually occurs, Talisman's business, financial condition, results of operations or cash flow could be materially and adversely affected and the trading price of Talisman's securities could decline. The risks described below are interconnected, and more than one of these risks could materialize simultaneously or in short sequence if certain events or circumstances described below actually occur. The following risk factors should be read in conjunction with the other information contained herein and in the Consolidated Financial Statements and the related notes.

Capital Allocation and Project Decisions

Talisman's long-term financial performance is sensitive to the capital allocation decisions taken and the underlying performance of the projects undertaken. Capital allocation and project decisions are undertaken after assessing reserve and production projections, capital and operating cost estimates and applicable fiscal regimes that govern the respective government take from any project. All of these factors are evaluated against common commodity pricing assumptions and the relative risks of projects. These factors are used to establish a relative ranking of projects and capital allocation, which is then calibrated to ensure the debt and liquidity of the Company is not compromised. However material changes to project outcomes and deviation from forecasted assumptions such as production volumes and rates, realized commodity price, cost or tax and/or royalties, could have a material impact on the Company's cash flow and financial performance as well as assessed impacts of impairments on Talisman's assets. Adverse economic and/or fiscal conditions could impact the prioritization of projects and capital allocation to these projects, which in turn could lead to adverse effects such as asset under investment, asset performance impairments or land access expiries.

Uncertainties around some of Talisman's projects could result in changes to the Company's capital allocation or its spend target being exceeded. The Company cannot be certain that funding, if needed, will be available to the extent required or on acceptable terms. To the extent that asset sales are necessary to fund capital requirements, Talisman's ability to sell assets is subject to market interest. If Talisman is unable to access funding when needed on acceptable terms, the Company may not be able to fully implement its business plans, take advantage of business opportunities or respond to competitive pressures any of which could have a material adverse effect on Talisman's business, financial condition, cash flows, and results of operations. See also "Risk Factors – Credit, Liquidity and Access to Capital" and "Risk Factors – Interest Rates."

Project Delivery

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may impact expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors, many of which are beyond the Company's control. These factors include the level of direct control by Talisman since many of the projects in which Talisman is involved are not operated by Talisman, and timing and project management control are the responsibility of the operator. See also "Risk Factors – Non-Operatorship and Partner Relations." The global demand for project resources can impact the access to appropriately competent contractors and construction yards as well as to raw products, such as steel. Typical execution risks include the availability of seismic data, the availability of processing capacity, the availability and proximity of pipeline capacity, the availability of drilling and other equipment, the ability to access lands, weather, unexpected cost increases, accidents, the availability of skilled labour, including engineering and project planning personnel, the need for government approvals and permits, and regulatory matters. Subsurface challenges can also result in additional risk of cost overruns and scheduling delays if conditions are not typical of historical experiences. Talisman utilizes materials and services which are subject to general industry-wide conditions. Cost escalation for materials and services may be unrelated to commodity price changes and may continue to have a significant impact on project planning and economics. Talisman operates in challenging, environmentally hostile climates, such as Papua New Guinea, where logistical costs can be materially impacted by seasonal and occasionally unanticipated weather patterns. Contracts where work has been placed under a lump sum arrangement are subject to additional challenges related to scheduling, reputation and relationship management with the Company's coventurers.

Volatility of Oil and Natural Gas Prices

Talisman's financial performance is highly sensitive to the prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of expenditure for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political stability throughout the world, the availability of alternative fuel sources, technological advances affecting energy production and consumption, and weather conditions. About 60% of the natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and prices of alternative sources of energy. The remaining 40% of natural gas prices realized by Talisman are from markets outside of North America, primarily in Southeast Asia. These other prices are typically determined by long-term contracts that are linked to international oil and/or oil equivalent prices. The development of oil and natural gas discoveries in offshore areas and the development of shale gas plays are

34       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013

particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, and curtailment in production or unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in the booking of lower oil and gas reserves net of royalties.

Moreover, changes in commodity prices may result in the Company making downward adjustments to the Company's estimated reserves. If this occurs, or if the Company's estimates of production or economic factors change, accounting rules may require the Company to impair, as a non-cash charge to earnings, the carrying value of the Company's oil and gas properties. The Company is required to perform impairment tests on oil and gas properties whenever events or changes in circumstances indicate that the carrying value of properties may not be recoverable. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of the Company's oil and gas properties, the carrying value may not be recoverable and, therefore, an impairment charge will be required to reduce the carrying value of the properties to their estimated fair value. The Company may incur impairment charges in the future, which could materially affect the Company's results of operations in the period incurred.

Exchange Rate Fluctuations

Results of operations are affected primarily by the exchange rates between the US$, the C$, UK£ and NOK. These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices (including the Company's Consolidated Financial Statements, which are presented in US$), while the majority of Talisman's expenditures are denominated in US$, C$, UK£ and NOK. A change in the relative value of the US$ against the C$ or the UK£ would also result in an increase or decrease in Talisman's C$ or UK£ denominated debt, as expressed in US$, and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data. In addition, the process requires future projections of reservoir performance and economic conditions; therefore, reserves estimates are inherently uncertain. Since all reserves estimates are, to some degree, uncertain, reserves classification attempts to qualify the degree of uncertainty involved.

Since the evaluation of reserves involves the evaluator's interpretation of available data and projections of price and other economic factors, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on estimated uncertainty, and the estimates of future net revenue or future net cash flows prepared by different evaluators or by the same evaluators at different times may vary substantially.

Each year, Talisman prepares evaluations of all of its reserves internally. Initial estimates of reserves are often based upon volumetric calculations and analogy to similar types of reservoirs, rather than actual well data and performance history. Estimates based on these methods generally are less certain than those based on actual performance. The Company may adjust its estimates and classification of reserves and future net revenues or cash flows based on results of exploration and development drilling and testing, additional performance history, prevailing oil and gas prices, and other factors, many of which are beyond the Company's control. As new information becomes available, subsequent evaluations of the same reserves may continue to have variations in the estimated reserves, some of which may be material. In addition, Talisman's actual production, taxes, and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find and develop, or acquire, additional oil and gas reserves that are economically recoverable. Hydrocarbons are a limited resource, and Talisman is subject to increasing competition from other companies, including national oil companies. Exploration and development drilling may not result in commercially productive reserves and, if production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, development potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. If a high impact prospect identified by the Company fails to materialize in a given year, the Company's multi-year exploration and/or development portfolio may be compromised. See also "Risk Factors – Volatility of Oil and Natural Gas Prices". Continued failure to achieve anticipated reserve and resource addition targets may result in the Company's withdrawal from an area, which in turn may result in a writedown of any associated reserves and/or resources for that area.

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Credit, Liquidity and Access to Capital

Future development of the Company's business may be dependent on its ability to obtain additional capital, including, but not limited to, debt and equity financing. An inability to access capital could affect the Company's ability to make future capital expenditures and to fund its capital, operating and financing commitments. The Company's ability to obtain additional capital is dependent on, among other things, interest in investments in the energy industry in general and interest in the Company's securities in particular.

The volatility of credit markets can result in market conditions that may restrict timely access and limit the Company's ability to secure and maintain cost-effective financing on acceptable terms and conditions. In addition, if any lender under Talisman's syndicated bank credit facility is unable to fund its commitment, the Company's liquidity may be reduced by an amount up to the aggregate amount of such lender's commitment. See also "Risk Factors – Counterparty Credit Risk." Talisman's financial performance and cash flow is highly sensitive to the prevailing prices of crude oil and natural gas, which fluctuate in response to a variety of factors beyond the Company's control. A substantial and extended decline in the prices of crude oil or natural gas could negatively impact the Company's liquidity and/or credit ratings, adversely affect the Company's ability to comply with covenants under denominated long-term notes and credit facilities, and/or affect the Company's ability to pay dividends. See also "Risk Factors – Volatility of Oil and Natural Gas Prices."

The credit rating agencies regularly evaluate the Company, and their ratings of the Company's securities are based on a number of factors not entirely within the Company's control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. There can be no assurance that one or more of the Company's credit ratings will not be downgraded. A reduction in any of the Company's current investment-grade credit ratings to below investment grade could adversely affect the cost of borrowing and, access to sources of liquidity and capital. In addition, the Company relies on access to letters of credit in the normal course of business in order to support some of its operations. For example, with respect to Talisman's North Sea operations, the Company relies on access to letters of credit facilities which entitle a bank to demand cash at any time to cover the full amount of any letter of credit issued with respect to UK decommissioning obligations. There can be no assurance that the Company will be able to obtain the necessary letters of credit or repay the full amount of a letter of credit upon demand. See also "Risk Factors – Capital Allocation and Project Decisions."

Operational Risks

Major Incident, Major Spill / Loss of Well Control

Oil and gas drilling and producing operations are subject to many risks, including the risk of fire, explosions, mechanical failure, pipe or well cement failure, well casing collapse, pressure or irregularities in formations, chemical and other spills, unauthorized access to hydrocarbons, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination, vessel collision, structural failure, loss of buoyancy, storms or other adverse weather conditions and other occurrences. If any of these should occur, Talisman could incur legal defence costs and remedial costs and could suffer substantial losses due to injury or loss of life, human health risks, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, unplanned production outage, cleanup responsibilities, regulatory investigation and penalties, increased public interest in Talisman's operational performance and suspension of operations. The Company's horizontal and deep drilling activities involve greater risk of mechanical problems than vertical and shallow drilling operations.

Talisman maintains insurance that contemplates both first and third party exposures for Talisman's onshore and offshore operations globally. There is no assurance that this insurance will be adequate to cover all losses or exposures to liability. The Company believes that its coverage is aligned with customary industry practices and in amounts and at costs that Talisman believes to be prudent and commercially practicable. While Talisman believes these policies are customary in the industry, they do not provide complete coverage against all operating risks. In addition, the Company's insurance does not cover penalties or fines that may be assessed by a governmental authority. A loss not fully covered by insurance could have a material adverse effect on the Company's financial position, results of operations and cash flows. The insurance coverage that the Company maintains may not be sufficient to cover every claim made against Talisman in the future. In addition, a major incident could impact Talisman's reputation in such a way that it could have a material adverse effect on the Company's business.

Talisman operates and drills wells in both mature producing areas such as the UK, Norway and North America and in several remote areas in multiple countries. In 2013, Talisman carried out drilling operations in the Kurdistan Region of Iraq, Papua New Guinea and Colombia. The Company may seek new leases and/or drill in similar environments.

Health Hazards and Personal Safety Incidents

The employee and contractor personnel involved in exploration and production activities and operations of the Company are subject to many inherent health and safety risks and hazards, which could result in occupational illness or health issues, personal injury, and loss of life, facility quarantine and/or facility and personnel evacuation. For example, employees and contractors are subject to the possibility of loss of containment. This could lead to exposure to the release of high pressure materials as well as collateral shrapnel from piping or vessels which could result in personal injury and loss of life.

36       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013

Security Incident

Talisman's operations may be adversely affected by security-related incidents which are not within the control of the Company, such as war (external and internal conflicts) and remnants of war, sectarian violence, civil unrest, criminal acts, terrorism and abductions in locations where Talisman operates. Security-related incidents may include allegations of human rights abuse associated with the provision of security to Talisman operations. In particular, the Company faces increased security risks in the Kurdistan Region of Iraq, Algeria and Colombia within Talisman's current portfolio. A significant security incident could result in the deferral of or termination of Company activity within the impacted areas of operations, thus adversely impacting execution of the Company's business strategy (e.g., delaying exploration and development, causing a halt to production or forcing exit strategy processes), which could adversely affect Talisman's financial condition.

Regulatory Approvals/Compliance and Changes to Laws and Regulations

Talisman's exploration and production operations are subject to extensive regulation at many levels of government, including municipal, state, provincial and federal governments, in the countries where Talisman operates and are subject to interruption or termination by governmental and regulatory authorities based on environmental or other considerations. Moreover, Talisman has incurred and will continue to incur costs in the Company's efforts to comply with the requirements of environmental, safety and other regulations. Further, the regulatory environment in the oil and gas industry could change in ways that Talisman cannot predict and that might substantially increase the Company's costs of compliance and, in turn, materially and adversely affect the Company's business, results of operations and financial condition.

Failure to comply with the applicable laws or regulations may result in significant increases in costs, fines or penalties and even shutdowns or losses of operating licences or criminal sanctions. If regulatory approvals or permits required for operations are delayed or not obtained, Talisman could experience delays or abandonment of projects, decreases in production and increases in costs. This could result in an inability of the Company to fully execute its strategy and adverse impacts on its financial condition. See also "Risk Factors – Fiscal Stability" and "Risk Factors – Socio-Political Risks."

Changes to existing laws and regulations or new laws could have an adverse effect on Talisman's business by increasing costs, impacting development schedules, reducing revenue and cash flow from natural gas and oil sales, reducing liquidity or otherwise altering the way Talisman conducts business. There have been various proposals to enact new, or amend existing, laws and regulations relating to greenhouse gas ("GHG") emissions, hydraulic fracturing (including associated additives, water use, induced seismicity, and disposal) and shale gas development generally. For example, in Colombia, the high level of oil and gas activity in the country has resulted in significant delays in the granting of the required environmental licences. These delays may result in reduced near-term production. See also "Risk Factors – Environmental Risks."

Talisman continues to monitor and assess any new policies, legislation, regulations and treaties in the areas where the Company operates to determine the impact on Talisman's operations. Governmental organizations unilaterally control the timing, scope and effect of any currently proposed or future laws, regulations or treaties, and such enactments are subject to a myriad of factors, including political, monetary and social pressures. Talisman acknowledges that the direct and indirect costs of such laws, regulations and treaties (if enacted) could materially and adversely affect the Company's business, results of operations and financial condition.

Fiscal Stability

Governments may amend or create new legislation that could impact the Company's operations and that could result in increased capital, operating and compliance costs. Moreover, Talisman's operations are subject to various levels of taxation in the countries where the Company operates. Federal, provincial, and state income tax rates or incentive programs relating to the oil and gas industry in the jurisdictions where the Company operates may in the future be changed or interpreted in a manner that could materially affect the economic value of the respective assets. For example, the US Congress has been considering a revision of the immediate deduction currently available for drilling costs.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, are disclosed under the heading "Legal Proceedings" in this MD&A.

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Environmental Risks

General

All phases of Talisman's oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries where Talisman does business. These laws and regulations may require the acquisition of a permit before operations commence, restrict the types, quantities and concentration of substances that can be released into the environment in connection with the Company's drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution that may result from the Company's operations. Talisman's business is subject to the trend toward increased rigour in regulatory compliance and civil or criminal liability for environmental matters in certain regions (e.g., Canada, the United States and the European Union). Compliance with environmental legislation can require significant expenditures, and failure to comply with environmental legislation may result in the assessment of administrative, civil and criminal penalties, the cancellation or suspension of regulatory permits, the imposition of investigatory or remedial obligations or the issuance of injunctions restricting or prohibiting certain activities. Under existing environmental laws and regulations, Talisman could be held strictly liable for the remediation of previously released materials or property contamination resulting from its operations, regardless of whether those operations were in compliance with all applicable laws at the time they were performed. Regulatory delays, legal proceedings and reputational impacts from an environmental incident could result in a material adverse effect on the Company's business. Increased stakeholder concerns and regulatory actions regarding shale gas development could lead to third party or governmental claims, and could adversely affect the Company's business and financial condition. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs will not have such an effect in the future.

Hydraulic Fracturing

Concern has been expressed over the potential environmental impact of hydraulic fracturing operations, including water aquifer contamination and other qualitative and quantitative effects on water resources as large quantities of water are used and injected fluids either remain underground or flow back to the surface to be collected, treated and disposed. Regulatory authorities in certain jurisdictions have announced initiatives in response to such concerns. Federal, provincial, state, and local legislative and regulatory initiatives relating to hydraulic fracturing, as well as governmental reviews of such activities, could result in increased costs, additional operating restrictions or delays, and adversely affect Talisman's production. Public perception of environmental risks associated with hydraulic fracturing can further increase pressure to adopt new laws, regulation or permitting requirements or lead to regulatory delays, legal proceedings and/or reputational impacts. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delay, increased operating costs, and third party or governmental claims. They could also increase the Company's costs of compliance and doing business as well as delay the development of hydrocarbon (natural gas and oil) resources from shale formations, which may not be commercial without the use of hydraulic fracturing.

If legal restrictions are adopted in areas where Talisman is currently conducting or in the future plans to conduct operations, Talisman may incur additional costs to comply with such requirements that may be significant in nature, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from the drilling of wells. In addition, if hydraulic fracturing becomes more regulated, the Company's fracturing activities could become subject to additional permitting requirements and result in permitting delays as well as potential increases in costs. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves.

Greenhouse Gas Emissions

Talisman is subject to various GHG emissions-related legislation. Current GHG emissions legislation does not result in material compliance costs, but compliance costs may increase in the future and may impact the Company's operations and financial results. Talisman operates in jurisdictions with existing GHG legislation (e.g., UK, Norway, United States and Canada, notably Alberta and British Columbia) as well as in regions which currently do not have GHG emissions legislation and jurisdictions where GHG emissions legislation is emerging or is subject to change. Talisman monitors GHG legislative developments in all areas that the Company operates. Potential new or additional GHG legislation, and associated compliance costs, may have a material impact on the Company.

Environmental and Decommissioning Liabilities

Talisman is involved in the operation and maintenance of facilities and infrastructure in difficult and challenging areas, including offshore, deepwater, jungle and desert environments. Despite Talisman's implementation of health, safety and environmental standards, there is a risk that accidents or regulatory noncompliance can occur, the outcomes of which, including remedial work or regulatory intervention, cannot be foreseen or planned for. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted.

The Company provides for decommissioning liabilities in its annual Consolidated Financial Statements in accordance with IFRS. Additional information regarding decommissioning liabilities is set forth in the notes to the annual Consolidated Financial Statements.

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The process of estimating decommissioning liabilities is complex and involves significant uncertainties concerning the timing of the decommissioning activity; legislative changes; technological advancement; regulatory, environmental and political changes; and the appropriate discount rate used in estimating the liability. Any change to these assumptions could result in a change to the decommissioning liabilities to which Talisman is subject. In Talisman's North Sea operations, changes in these assumptions would potentially have a significant impact on the Company's decommissioning liabilities because of the assessed size of these future costs. There can be no assurances that the cost estimates and decommissioning liabilities are materially correct and that the liabilities will occur when predicted. In addition, Talisman is often jointly and severally liable for the decommissioning costs associated with Talisman's various operations and could, therefore, be required to pay more than its net share.

Socio-Political Risks

The Company's operations may be adversely affected by political or economic developments or social instability in the jurisdictions in which it operates, which are not within the control of Talisman, including, among other things, a change in crude oil or natural gas pricing policy and/or related regulatory delays, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, a change in taxation policies, economic sanctions, the imposition of specific drilling obligations, the imposition of rules relating to development and abandonment of fields, access to or development of infrastructure, jurisdictional boundary disputes, and currency controls. As a result of continuing evolution of an international framework for corporate responsibility and accountability for international crimes, the Company could also be exposed to potential claims for alleged breaches of international law, health, safety and environmental regulations, and other human rights-based litigation risk. Numerous countries in which the Company is active, including, but not limited to, the Kurdistan Region of Iraq, Colombia, Vietnam, Algeria and Papua New Guinea, have been subject to recent economic or political instability, disputes and social unrest, and military or rebel hostilities. The potential deterioration of socio-political security situations (i.e. political instability and/or disputes) poses increased risk, which may result in the cessation of operations as well as the delay in payment or exports; for example, in the Kurdistan Region of Iraq with respect to the negotiation of Iraq Federal Oil and Gas Law, and in Vietnam and Malaysia with respect to China's claim over disputed waters in the South China Sea. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability, social unrest, military hostilities or United Nations, US or other international sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

Stakeholder Opposition

Talisman's planned activities may be adversely affected if there is strong community opposition to its operations. For example, local community concerns in parts of Colombia, the Kurdistan Region of Iraq and Papua New Guinea could potentially result in development and production delays in those operations. There is also heightened public concern regarding hydraulic fracturing in parts of North America which could materially affect the Company's shale operations. In some circumstances, this risk of community opposition may be higher in areas where Talisman operates alongside indigenous communities who may have additional concerns regarding land ownership, usage or claim compensation.

Non-Operatorship and Partner Relations

Some of Talisman's projects are conducted in joint arrangement environments where Talisman has a limited ability to influence or control operations or future development, safety and environmental standards, and amount of capital expenditures. Companies which operate these properties may not necessarily share Talisman's health, safety and environmental standards or strategic or operational goals or approach to partner relationships, which may result in accidents, regulatory noncompliance, project delays or unexpected future costs, all of which may affect the viability of these projects and Talisman's standing in the external market.

Talisman is also dependent on other working interest co-participants of these projects to fund their contractual share of the capital expenditures. If these co-participants are unable to fund their contractual share of, or do not approve, the capital expenditures, the co-participants may seek to defer programs, resulting in strategic misalignments and a delay of a portion of development of Talisman's programs, or the co-participants may default such that projects may be delayed and/or Talisman may be partially or totally liable for their share.

Some of Talisman's projects involve transition of operatorship as part of a joint arrangement, which requires a significant amount of effort and coordination. Successful handover of the operations to the partners is dependent on Talisman's ability to maintain equal governance and active involvement in the operations.

Attraction, Retention and Development of Personnel

Successful execution of the Company's plans is dependent on Talisman's ability to attract and retain talented personnel who have the skills necessary to deliver on the Company's strategy and maintain safe operations. This includes not only key talent at a senior level, but also individuals with the professional and technical skill sets critical for Talisman's business, particularly geologists, geophysicists, engineers and other specialists. As labour demand remains high and a greater percentage of the population reaches retirement age, retention concerns are also heightened. In North America, Talisman competes for talent in two very competitive markets – Calgary

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and Houston. If the Company is unable to attract and retain highly qualified petrotechnical people in these markets, its ability to deliver may be significantly compromised. In addition, in the North Sea, high project activity has compounded competition for labour, posing an increased retention risk. In Asia, energy demand driven by economic growth has resulted in higher levels of activity in the sector and created strong competition for skilled technical staff. National oil companies and joint arrangement activities may also impose requirements to develop their national talent, increase secondee assignments, and employ local nationals.

Egress and Gas & Liquids Buyers

As increasing volumes of natural gas and liquids are brought onstream by Talisman and others, transportation and processing infrastructure capacity may, at times, be exceeded before capacity additions become available. In such an event, there is a risk that the transportation and/or processing of some of the Company's production may be restricted or delayed until pipeline connection or infrastructure additions are complete. For example, Colombia's oil export infrastructure generally continues to operate close to or at capacity, pending capacity additions which are at various stages of commissioning, approval and/or construction. Talisman and Equion currently have access to sufficient capacity in the key Ocensa pipeline, allowing access to the Coveñas terminal and international markets. In addition, Equion has access to Oleoducto de Colombia, a parallel line from Vasconia to Coveñas. As Talisman's production grows, the Company may not be able to secure sufficient upstream pipeline access into Ocensa as soon as it is required. If Talisman is unable to negotiate access to additional pipeline capacity or to employ trucking as an alternative, Talisman's production may be restricted or delayed and/or netbacks may be reduced on a portion of Talisman's production. In the Eagle Ford play, Talisman has acquired sufficient access to infrastructure for both liquids and gas for the near and medium term (through January 2017); however, in the longer term, additional capacity and infrastructure may be required. In the event that there are delays in the ongoing construction of new pipelines and processing projects in the Eagle Ford play, Talisman's access to additional pipeline capacity could be delayed. Ensuring that Talisman holds sufficient transportation capacity to take gas supplies from the Marcellus area, which has seen a significant growth in production which is expected to continue in the short/medium term, to areas with liquid markets is critical to ensuring the ability to flow production on an unrestricted basis as well as to maximize the value for Talisman's production. Another associated risk will be the availability and diversity of contract and credit-enabled buyers. Should Talisman be unable to secure access to infrastructure and qualified buyers for its production, the Company could face reduced production and/or materially lower prices on some portion of production, which in turn could adversely affect the Company's operating results.

Competitive Risk

The global oil and gas industry is highly competitive. Talisman faces significant competition and many of the Company's competitors have resources in excess of Talisman's available resources. The Company actively competes for the acquisition of properties, the exploration for and development of new sources of supply, the contractual services for oil and gas drilling and production equipment and services, the transportation and marketing of current production, and industry personnel, including, but not limited to, geologists, geophysicists, engineers and other specialists that enable the business. Many of Talisman's competitors have the ability to pay more for seismic and lease rights in crude oil and natural gas properties and exploratory prospects. They can define, evaluate, bid for and purchase a greater number of properties and prospects than Talisman's financial or human resources permit. If the Company is not successful in the competition for oil and gas reserves or in the marketing of production, Talisman's financial condition and results of operations may be adversely affected. Many of the Company's competitors have resources substantially greater than Talisman's and have established positions in countries in which Talisman may seek new entry and, as a consequence, the Company may be at a competitive disadvantage. Typically during times of high commodity prices or increased industry activity, drilling and operating costs will also increase. These competitive forces may also lead to an overall increase in costs, which could have a negative impact on the Company's financial results.

Interest Rates

The Company is exposed to interest rate risk principally by virtue of its borrowings. Borrowing in floating rates exposes Talisman to short-term movements in interest rates. Borrowing in fixed rates exposes Talisman to reset risk associated with debt maturity. Most of the Company's debt is issued at fixed interest rates; therefore, the Company's main exposure to changes in interest rates would occur in respect of short-term investments or borrowings in the event that substantial cash balances are invested in or owed to the Company.

Counterparty Credit Risk

In the normal course of business, Talisman enters into contractual relationships with counterparties in the energy industry and other industries, including suppliers and coventurers, counterparties to interest rate hedging, foreign exchange hedging and commodity derivative arrangements. If such counterparties do not fulfil their contractual obligations or settle their liabilities to the Company, the Company may suffer losses, may have to proceed on a sole risk basis, may have to forgo opportunities or may have to relinquish leases or blocks. The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. While the Company maintains a risk management system that limits exposures to any one counterparty, losses due to the failure by counterparties to fulfil their contractual obligations may adversely affect Talisman's financial condition.

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Hedging Activities

Talisman uses derivative instruments to hedge a portion of the Company's expected production so as to manage the impact of fluctuations in crude oil and natural gas prices on the Company's results of operations and cash flow. Fluctuations in crude oil and gas prices could have a material effect on the volatility of the Company's earnings. To the extent that Talisman engages in hedging activities to protect itself against commodity price declines, Talisman may be prevented from fully realizing the benefits of increases in crude oil and natural gas prices above the prices established by the Company's hedging contracts. See also "Risk Factors – Volatility of Oil and Natural Gas Prices." When considered appropriate, the Company may also use currency swaps to manage fluctuations in exchange rates and interest rate swaps to manage Talisman's exposure to interest rate changes through the Company's borrowings. See also "Risk Factors – Exchange Rate Fluctuations" and "Risk Factors – Interest Rates."

Additionally, Talisman's hedging portfolio may expose it to financial losses in certain circumstances, such as the recognition of certain mark-to-market gains and losses on derivative instruments. The fair value of the Company's natural gas and oil, exchange rate or interest rate derivative instruments can fluctuate significantly between periods.

Corruption

Talisman's operations are governed by the laws of many jurisdictions, which generally prohibit bribery and other forms of corruption. Talisman requires all employees to participate in ethics awareness training, which includes Talisman's policies against giving or accepting money or gifts in certain circumstances. Despite the training and policies, it is possible that Talisman, or some of its employees or contractors, could be charged with bribery or corruption. If Talisman is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, Talisman could be subject to onerous penalties. A mere investigation itself could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). In addition, bribery allegations or bribery or corruption convictions could impair Talisman's ability to work with governments or non-governmental organizations. Such convictions or allegations could result in the formal exclusion of Talisman from a country or area, national or international lawsuits, government sanctions or fines, project suspension or delays, reduced market capitalization, reputational impacts and increased investor concern.

Information Systems

Many of Talisman's business processes depend on the availability, capacity, reliability and security of the Company's information technology infrastructure and Talisman's ability to expand and continually update this infrastructure in response to the Company's changing needs. The Company's IT systems are increasingly integrated in terms of geography, number of systems, and key resources supporting the delivery of IT systems. The performance of Talisman's key suppliers is critical to ensure appropriate delivery of key services. Any failure to manage, expand and update the Company's information technology infrastructure, any failure in the extension or operation of this infrastructure, or any failure by the Company's key resources or service providers in the performance of their services could materially and adversely harm Talisman's business.

The ability of the IT function to support Talisman's business in the event of a disaster such as fire, flood or loss/denial of any of the Company's DataCentres or major office locations and Talisman's ability to recover key systems from unexpected interruptions cannot be fully tested and there is a risk that, if such an event actually occurs, the business continuity plan may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a DataCentre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner.

In addition, the increasing risk of information security breaches, including more sophisticated attempts often referred to as advanced persistent threats, requires Talisman to continually improve its ability to detect and prevent such occurrences. Disruption of critical IT services, or breaches of information security, could have a negative effect on Talisman's operational performance and earnings, as well as on the Company's reputation.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013       41

Advisories

Forward-Looking Statements

This MD&A contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this MD&A, including among other places, under the headings "Strategy and Outlook" and "Risk Factors". This forward-looking information includes, but is not limited to, statements regarding:

•
Business strategy, plans and priorities;

•
Expected capital expenditures and planned focus of such spending;

•
The estimated impact on Talisman's financial performance from changes in production volumes, commodity prices and exchange rates;

•
The effects of the hedging program;

•
Expected capital sources to fund the Company's capital program and acquisitions;

•
Anticipated funding of the decommissioning liabilities;

•
Expected future payment commitments and the estimated timing of such payments, including share-based payments expenses in future periods;

•
Targeted dispositions, farm-outs, or joint ventures of non-core assets and the expected timing and value of such dispositions;

•
Intended restricted capital to be invested in the TSEUK joint venture;

•
Expected increase in cash flow;

•
Expected spending and allocation of spending;

•
Expected production and higher margin production growth;

•
Expected completion of negotiations and amendments to all DSA's; and

•
Other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The Company's priorities and goals disclosed in this MD&A are objectives only and their achievement cannot be guaranteed.

Statements concerning oil and gas reserves contained in this MD&A may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2014 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A. The material risk factors include, but are not limited to:

•
The risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas;

•
Risks and uncertainties involving geology of oil and gas deposits;

•
Risks associated with project management, project delays and/or cost overruns;

•
Uncertainty related to securing sufficient egress and access to markets;

42       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013

•
The uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

•
The uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities;

•
Risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•
Fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates;

•
The outcome and effects of any future acquisitions and dispositions;

•
Health, safety, security and environmental risks, including risks related to the possibility of major accidents;

•
Environmental, regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing;

•
Uncertainties as to access to capital, including the availability and cost of credit and other financing, and changes in capital markets;

•
Risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption);

•
Risks related to the attraction, retention and development of personnel;

•
Changes in general economic and business conditions;

•
The possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and

•
Results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results or strategy are included in the Company's most recent AIF. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Talisman uses the term "unlocking value" to describe the realization of the value of an asset within Talisman's portfolio that, prior to its full or partial disposition, was not valued at its full market value, as reflected in Talisman's share price and enterprise value. By monetizing the asset through a disposition or joint-venture, the company is able to attribute a market value to the asset that can quantifiably be reflected in Talisman's share price and enterprise value.

Reserves Data and Other Oil and Gas Information

An exemption granted to Talisman permits it to disclose internally evaluated reserves data. Any reserves data contained in this MD&A reflects Talisman's internally-generated estimates of its reserves.

Non-Core Assets/Properties

In this MD&A, all references to "core" or "non-core" assets and properties align with the Company's current public disclosures regarding its assets and properties.

Gross Production

Throughout this MD&A, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed "Net Production After Royalties" in Talisman's most recent 40-F for a statement of Talisman's net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

Netbacks

Talisman discloses its Company netbacks in this MD&A. Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Financial Outlook

Included in this MD&A is the Company's financial outlook. Its purpose is to enrich management's discussion and analysis. This information may not be appropriate for other purposes.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013       43

Abbreviations and Definitions

The following abbreviations and definitions are used in this MD&A:

AIF	Annual Information Form
bbl	barrel
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
COSO	Committee of the Sponsoring Organizations of the Treadway Commission
C$	Canadian dollar
DD&A	Depreciation, depletion and amortization
DSA	Decommissioning Security Agreements
DSU	Deferred share unit
E&E	Exploration and evaluation
EU	European Union
G&A	General and administrative
GAAP	Generally Accepted Accounting Principles
GHG	Greenhouse gas emissions
gj	Gigajoule
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
LNG	Liquefied Natural Gas
mbbls/d	thousand barrels per day
mboe/d	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
mmcfe/d	million cubic feet equivalent per day
MWh	megawatt hour
NGL	Natural Gas Liquids
NI	National Instrument
NOK	Norwegian kroner
NYMEX	New York Mercantile Exchange
PGN	PT Perusahaan Gas Negara (Persero), Tbk
PP&E	Property, plant and equipment
PRT	Petroleum Revenue Tax
PSC	Production Sharing Contract
PSU	Performance share unit
RSU	Restricted share unit
SEC	US Securities and Exchange Commission
tcf	trillion cubic feet
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$ or $	United States dollar
WTI	West Texas Intermediate

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman's interest in production volumes (through working interests and royalty interests) before the deduction of royalties. Net production means Talisman's interest in production volumes after deduction of royalties payable by Talisman.

44       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

Conversion and equivalency factors

Imperial	Metric
1 ton	= 0.907 tonnes
1 acre	= 0.40 hectares
1 barrel	= 0.159 cubic metres
1 cubic foot	= 0.0282 cubic metres

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2013       45

TALISMAN ENERGY INC.

Suite 2000, 888 – 3rd Street SW
Calgary, Alberta, Canada T2P 5C5

P 403.237.1234  F 403.237.1902
 E tlm@talisman-energy.com

www.talisman-energy.com

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  Exhibit 99.6